Exhibit 2.1

EXECUTION VERSION

In accordance with Item 601(b)(2)(ii) of Regulation S-K, certain information (indicated by “[**]”) has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ALKERMES, INC.,

THINKER MERGER SUB, INC.,

ALKERMES PLC,

RODIN THERAPEUTICS, INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS COMPANY EQUITYHOLDER REPRESENTATIVE

Dated as of November 14, 2019

- i -

2.19	Environmental Matters	35
2.20	Legal Compliance	36
2.21	Permits and Regulatory Matters	36
2.22	Unlawful Payments	38
2.23	Suppliers	39
2.24	Certain Business Relationships With Affiliates	39
2.25	Brokers’ Fees	39
2.26	Books and Records	39
2.27	Controls and Procedures	39
2.28	Company Debt	40
2.29	Disclosure	40
2.30	No Other Representations and Warranties	40

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB		40

3.1	Organization and Corporate Power	40
3.2	Merger Sub	41
3.3	Authorization of Transaction	41
3.4	Noncontravention	41
3.5	No Other Representations and Warranties	41

ARTICLE IV COVENANTS		42

4.1	Closing Efforts	42
4.2	Operation of Business	42
4.3	Expenses	42
4.4	Section 280G Matters	42
4.5	Access to Information	43
4.6	Product Regulatory Meetings	44
4.7	Notification of Certain Matters	44
4.8	Certain Financial Statements	45
4.9	No Solicitation	45
4.10	Termination of 401(k) Plan	45
4.11	Continuing Employee Matters	45
4.12	Officer and Director Indemnification	46

ARTICLE V TAX MATTERS		46

5.1	Preparation and Filing of Tax Returns; Payment of Taxes	46
5.2	Allocation of Certain Taxes	47
5.3	Cooperation on Tax Matters; Tax Audits	47
5.4	Post-Closing Actions	48
5.5	No Code Section 336 or Section 338 Election	48
5.6	Refunds	48

- ii -

ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER		49

6.1	Conditions to Obligations of the Buyer and Merger Sub	49
6.2	Conditions to Obligations of the Company	51

ARTICLE VII INDEMNIFICATION		52

7.1	Indemnification by the Company Equityholders	52
7.2	Indemnification by the Buyer	54
7.3	Indemnification Claims	54
7.4	Survival of Representations and Warranties	57
7.5	Limitations	57
7.6	Set-Off Rights	59
7.7	Manner of Payment; Release of Escrow	59
7.8	No Duplication	60
7.9	Tax Treatment of Indemnification Payments	60

ARTICLE VIII TERMINATION		60

8.1	Termination of Agreement	60
8.2	Effect of Termination	61

ARTICLE IX DEFINITIONS		61

ARTICLE X MISCELLANEOUS		81

10.1	Press Releases and Announcements	81
10.2	Further Assurances; Post-Closing Cooperation	81
10.3	Third-Party Beneficiaries	81
10.4	Entire Agreement	81
10.5	Succession and Assignment	81
10.6	Counterparts and Facsimile Signature	82
10.7	Headings	82
10.8	Notices	82
10.9	Amendments and Waivers	83
10.10	Severability; Invalid Provisions	83
10.11	Governing Law	83
10.12	Submission to Jurisdiction	84
10.13	WAIVER OF TRIAL BY JURY	84
10.14	Specific Performance	84
10.15	Legal Representation	84
10.16	Guarantee	85
10.17	Construction	86

- iii -

Exhibits:

Exhibit A	Written Consent, Joinder, Release and Waiver

Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Closing Date Balance Sheet
Exhibit D	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit E	Form of Payment Agent Agreement
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Warrant Surrender Agreement
Exhibit H	Form of Joinder Agreement
Exhibit I	Allocation Schedule
Exhibit J	Form of Escrow Agreement
Exhibit K	Form of Option Surrender Agreement

Schedules:

Schedule 1	Non-Competition Agreement Signatories
Schedule 1.11(e)	Representative Committee Members
Schedule 6.1(a)(ii)	Joinder Signatories
Schedule 6.1(b)	Required Consents and Notices
Schedule 6.1(o)	Terminated Agreements
Schedule 9.1(a)	Certain Leases
Schedule 9.1(b)	Continuing Employees
Schedule 9.1(c)	Knowledge Parties

Disclosure Schedule

- iv -

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 14, 2019 by and among Alkermes, Inc., a Pennsylvania corporation (the “Buyer”), Thinker Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Buyer (“Merger Sub”), Rodin Therapeutics, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Company Equityholders (the “Company Equityholder Representative”), and, solely for purposes of being bound by Section 10.16, Alkermes plc, an Irish company (“Parent”).

RECITALS

WHEREAS, the respective Boards of Directors of the Buyer, Merger Sub and the Company have each determined that it is advisable and in the best interests of the Buyer, Merger Sub and the Company, respectively, and their respective stockholders that the Company be acquired by the Buyer;

WHEREAS, the acquisition of the Company shall be effected through a merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Buyer;

WHEREAS, following the approval of this Agreement by the Board of Directors of the Company, (a) the Company has delivered the Consent Solicitation to holders of all of the outstanding Company Shares and (b) as an inducement to the willingness of the Buyer and Merger Sub to enter into this Agreement, holders of [**] of the outstanding Company Shares (the “Required Stockholders”) have signed the written consent, joinder, release and waiver attached hereto as Exhibit A, which, in accordance with Section 228(c) of the DGCL, shall be effective as of immediately after the execution and delivery of this Agreement (the “Written Consent”); and

WHEREAS, as an inducement to the willingness of the Buyer and Merger Sub to enter into this Agreement, each Person named on Schedule 1 has executed a non-competition agreement in the form attached hereto as Exhibit B;

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
THE MERGER

1.1The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company at the Effective Time.  From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.  The Merger shall have the effects set forth in Section 259 of the DGCL.

1.2The Closing.  The Closing shall take place at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, commencing at 10:00 a.m. local time on the Closing Date.

1.3Certain Actions.

(a)At least four (4) Business Days prior to the Closing Date, the Company shall deliver to the Buyer a certificate, in form and substance satisfactory to the Buyer (the “Pre-Closing Certificate”), duly executed by the chief executive officer and chief financial officer of the Company and setting forth:

(i)the Company’s good faith and reasonable estimates and calculations of the following: (A) Closing Cash (“Estimated Closing Cash”); (B) the Company Expense Amount (the “Estimated Company Expense Amount”); (C) the Company Debt Amount (the “Estimated Company Debt Amount”); (D) the Employee Obligations Amount (the “Estimated Employee Obligations Amount”); and (E) Closing Net Working Capital (“Estimated Net Working Capital”); and

(ii)a complete and accurate listing of each item of Company Expenses, Company Debt and Employee Obligations included in the calculations of the Estimated Company Expense Amount, the Estimated Company Debt Amount and the Estimated Employee Obligations Amount, respectively.

The Pre-Closing Certificate shall be accompanied by (A) reasonable detailed supporting documentation (including an estimated balance sheet of the Company as of the Closing prepared in accordance with GAAP and in the form and format of Exhibit C); (B) an updated Allocation Schedule; (C) wire transfer instructions for the payment and satisfaction of all Company Expenses and copies of invoices submitted by each payee of Company Expenses confirming that all amounts payable to them for services rendered through the Closing in connection with the Merger or the other transactions contemplated by the Agreement will be paid in full (and all of the Company’s liabilities in respect thereof will be fully discharged) upon each such payee’s receipt of the amount included within the Company Expense Amount; (D) payoff letters in form and substance satisfactory to the Buyer for the payment and satisfaction of all Company Debt, including wire transfer instructions for the payment thereof and a complete release of the Company (and all of its rights, properties and assets) from all Security Interests (other than Permitted Interests) and liabilities with respect to such Company Debt, duly executed by each Person to whom such Company Debt is owed, effective upon the discharge of such Company Debt at the Closing; (E) instructions for the payment and satisfaction of all Employee Obligations; and (F) wire transfer

instructions for the delivery of the Company Equityholder Representative Expense Amount.   If prior to the Closing, the Buyer objects in good faith to the Company’s determination of Estimated Closing Cash, the Estimated Company Expense Amount, the Estimated Company Debt Amount, the Estimated Employee Obligations Amount and/or Estimated Net Working Capital, then, for purposes of calculating the Closing Merger Consideration, each such item disputed by the Buyer shall be as reasonably determined by the Buyer.

(b)At the Closing:

(i)the Company shall deliver to the Buyer and Merger Sub the various certificates, instruments and documents referred to in Section 6.1 (other than the items described in Sections 6.1(a)(i) and 6.1(i), which shall be delivered to the Buyer and Merger Sub prior to the Closing in accordance with the terms of this Agreement);

(ii)the Buyer and Merger Sub shall deliver to the Company the items referred to in Sections 6.2(d) and 6.2(e);

(iii)the Buyer shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware; and

(iv)the Buyer shall:

(A)pay or cause to be paid (in accordance with the applicable wire transfer instructions accompanying the Pre-Closing Certificate) the Company Expenses identified in the Pre-Closing Certificate to the Persons to whom such Company Expenses are owed (as set forth in the Pre-Closing Certificate);

(B)pay or cause to be paid (in accordance with the applicable wire transfer instructions accompanying the Pre-Closing Certificate) the Company Debt identified in the Pre-Closing Certificate to the Persons to whom such Company Debt is owed (as set forth in the Pre-Closing Certificate);

(C)deposit or cause to be deposited the Escrow Amount with the Escrow Agent to be held in accordance with and subject to the terms and conditions of the Escrow Agreement;

(D)deliver or cause to be delivered the Company Equityholder Representative Expense Amount to the Company Equityholder Representative in accordance with the applicable wire transfer instructions accompanying the Pre-Closing Certificate; and

(E)pay or cause to be paid (by wire transfer) to the Payment Agent an amount in cash equal to the portion of the Closing Merger Consideration payable pursuant to clause (i) of Section 1.5(a).

1.4Additional Actions.  The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, necessary in order to consummate the transactions contemplated by this Agreement.

1.5Conversion of Company Shares; Conversion of Merger Sub Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any Company Share:

(a)Conversion of Company Shares.  Each Company Share that is issued and outstanding as of immediately prior to the Effective Time (other than any Dissenting Share or any Company Share referenced in Section 1.5(b)) shall be canceled and converted into the right of the holder thereof to receive, without interest and subject to Section 1.14, (i) the Per Share Closing Stock Consideration Amount, (ii) if any Future Payment becomes payable pursuant to the terms of this Agreement, such Company Share’s Equityholder Pro Rata Share of such Future Payment, and (iii) if any Stockholder Adjustment Payment becomes payable pursuant to the terms of this Agreement and the Escrow Agreement, such Company Share’s Stockholder Pro Rata Share of such Stockholder Adjustment Payment, in each case as set forth on the Allocation Schedule.

(b)Cancellation of Treasury Stock.  Any Company Shares held in the Company’s treasury immediately prior to the Effective Time shall be canceled and retired without payment of any consideration therefor.

(c)Capital Stock of Merger Sub. Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $0.0001 par value per share, of the Surviving Corporation.

1.6Dissenting Shares.

(a)Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive any portion of the Aggregate Merger Consideration in accordance with Section 1.5(a), but shall entitle the holder thereof only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b)If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then such shares shall automatically be deemed to have been converted, as of the Effective Time, into and shall represent only the right to receive any portion of the Aggregate Merger Consideration otherwise payable in respect thereof pursuant to this Agreement, without interest thereon, upon surrender of the certificate formerly representing such shares in accordance with Section 1.10.

(c)The Company shall give the Buyer (i) prompt notice of any demand for appraisal received by the Company prior to the Effective Time delivered pursuant to and in accordance with the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand, notice or instrument.  The Company shall not settle or make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless the Buyer shall have given its prior written consent to such settlement, payment or settlement offer.

1.7Certificate of Incorporation and By-laws; Directors and Officers.

(a)The Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time shall be amended and restated to read in its entirety in the form attached as Exhibit D.

(b)The Buyer shall cause the By-laws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the By-laws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub therein shall be changed to refer to the name of the Company.

(c)The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

1.8No Further Rights.  From and after the Effective Time, no Company Shares shall be deemed to be outstanding, and holders of certificates formerly representing Company Shares shall cease to have any rights with respect thereto, except as provided herein or by Law.

1.9Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made.  If, after the Effective Time, certificates formerly representing Company Shares are presented to the Buyer or the Surviving Corporation, they shall be canceled and exchanged for the applicable amounts payable, if any, in respect of such Company Shares pursuant to Section 1.5, subject to the provisions of Article VII and subject further to applicable Law in the case of Dissenting Shares.

1.10Appointment of Payment Agent; Exchange of Shares.

(a)Prior to the Effective Time, the Buyer shall appoint Acquiom Financial LLC, as the payments administrator (the “Payment Agent”) to effect the payment and distribution of the Aggregate Merger Consideration that becomes payable pursuant to Section 1.5 in exchange for Company Certificates pursuant to an agreement to be entered into prior to the Effective Time by the Payment Agent, the Buyer and the Company Equityholder Representative in the form of Exhibit E (the “Payment Agent Agreement”).  Promptly (and in no event more than two (2) Business Days) following the Effective Time, the Buyer shall cause the Payment Agent to send a notice and a letter of transmittal in the form of Exhibit F (a “Letter of Transmittal”) to each holder of a Company Certificate whose address appears in the Company’s books and records advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Payment Agent such Company Certificate in exchange for the amounts payable (or that become payable) to such holder pursuant to Section 1.5.

(b)Each holder of a Company Certificate, upon surrender thereof to the Payment Agent, together with a completed and signed Letter of Transmittal and any other documents reasonably requested by the Payment Agent, in accordance with the instructions set forth therein, shall be entitled to receive in exchange therefor (subject to Section 1.14) (i) any portion of the Closing Merger Consideration payable to such holder pursuant to Section 1.5, (ii) if any portion of any Future Payment becomes payable under this Agreement, such holder’s Equityholder Pro Rata Share of such Future Payment to such holder pursuant to Section 1.5, and (iii) if any portion of any Stockholder Adjustment Payment becomes payable under this Agreement and the Escrow Agreement, such holder’s Stockholder Pro Rata Share of such Stockholder Adjustment Payment to such holder pursuant to Section 1.5.  Until surrendered in accordance with this Section 1.10(b) or as otherwise contemplated by Section 1.10(d), each Company Certificate shall be deemed for all purposes to evidence only the right to receive the cash amounts payable pursuant to Section 1.5.

(c)If any payment is to be made to or in the name of a Person other than the Person in whose name the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to such payment that (i) the Company Certificate so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers, (ii) such transfer shall otherwise be proper, and (iii) the Person requesting such transfer shall pay to the Payment Agent any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Payment Agent and the Buyer that such Taxes have been paid or are not required to be paid.  Notwithstanding the foregoing, neither the Payment Agent nor any Party shall be liable to a Company Stockholder for any amount payable to such Company Stockholder pursuant to Section 1.5 that is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(d)In the event any Company Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, (ii) delivery by such Person of an agreement (in form and substance satisfactory to the Buyer) to indemnify the Buyer against any claim that may be made against the Buyer with respect to the Company Certificate alleged to have been lost, stolen or destroyed and (iii) for any Company Certificate evidencing consideration payable pursuant to clause (i) of Section 1.5(a) in excess of $250,000, delivery by such Person of a bond in such sum as the Buyer may reasonably direct the Payment Agent to require, the Payment Agent shall deliver to the holder of Company Shares formerly represented by such lost, stolen or destroyed Company Certificate the cash amounts payable (or that may become payable), if any, pursuant to Section 1.5.

(e)Any amount made available to the Payment Agent in accordance with this Agreement that remains unclaimed by the Person entitled to such amount six (6) months after such amount is made available to the Payment Agent shall be returned to the Buyer and any Person who has not completed the exchange procedures set forth in this Section 1.10 shall thereafter look only to the Buyer for delivery of the portion of the consideration that such Person is entitled to receive pursuant to Section 1.5, without any interest thereon.

1.11Company Equityholder Representative.

(a)By (i) their (A) execution of a Letter of Transmittal, Option Surrender Agreement and/or Warrant Surrender Agreement, (B) approval of the Merger and adoption of this Agreement and/or (C) participation in the Merger and receipt of the benefits thereof, including the right to receive any consideration pursuant to this Agreement, and/or (ii) the consummation of the

Merger, each of the Company Equityholders (as of the Effective Time) shall be deemed to have approved the designation of, and hereby irrevocably (subject only to Section 1.11(e)) appoints Shareholder Representative Services LLC as the representative, attorney-in-fact and agent of the Company Equityholders for all purposes in connection with the transactions contemplated by this Agreement, the Payment Agent Agreement and the Escrow Agreement and in any litigation or arbitration involving this Agreement, the Payment Agent Agreement or the Escrow Agreement, and any agreements ancillary hereto or thereto.  In connection with such designation and appointment, the Company Equityholder Representative, from and after the Closing, is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Company Equityholder Representative shall deem necessary or appropriate, and, without limitation of the foregoing, shall have the power and authority to:

(i)act for some or all of the Company Equityholders with regard to all matters pertaining to this Agreement, the Payment Agent Agreement and/or the Escrow Agreement;

(ii)receive the Company Equityholder Representative Expense Amount to be used for the purposes contemplated by this Agreement;

(iii)give and receive all notices on behalf of the Company Equityholders required or contemplated to be given under this Agreement, the Escrow Agreement and/or the Payment Agent Agreement;

(iv)on behalf of the Company Equityholders, negotiate, resolve and settle any disputes or claims regarding the Adjustment Amount (or any component thereof), achievement of the Milestone Events, the determination of any Milestone Payment and any claims for indemnification under Article VII;

(v)act for the Company Equityholders to transact matters of litigation;

(vi)execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Company Equityholder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement, the Payment Agent Agreement or the Escrow Agreement, including delivering any update to or correction, amendment or modification of the Allocation Schedule permitted by Section 1.16;

(vii)do or refrain from doing, on behalf of the Company Equityholders, any further act or deed that the Company Equityholder Representative deems necessary or appropriate in the Company Equityholder Representative’s discretion relating to the subject matter of this Agreement, the Payment Agent Agreement or the Escrow Agreement, in each case as fully and completely as the Company Equityholders could do or refrain from doing if personally present;

(viii)on behalf of the Company Equityholders, give any written direction to the Payment Agent or the Escrow Agent; and

(ix)on behalf of all Company Equityholders, receive service of process in connection with any claims under this Agreement, the Payment Agent Agreement and/or the Escrow Agreement.

(b)All decisions and actions of the Company Equityholder Representative on behalf of the Company Equityholders shall be deemed to be facts ascertainable outside of this Agreement and shall be binding upon all Company Equityholders, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same.

(c)At the Effective Time, the Buyer shall pay the Company Equityholder Representative Expense Amount to the Company Equityholder Representative, which Company Equityholder Representative Expense Amount shall be maintained by the Company Equityholder Representative in a segregated account, which will be used solely for the purposes of paying directly, or reimbursing the Company Equityholder Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto.  The Company Equityholders will not receive any interest or earnings on the Company Equityholder Representative Expense Amount and irrevocably transfer and assign to the Company Equityholder Representative any ownership right that they may otherwise have had in such interest or earnings. The Company Equityholder Representative will not be liable for any loss of principal of the Company Equityholder Representative Expense Amount other than as a result of its gross negligence or willful misconduct. The Company Equityholder Representative will hold the Company Equityholder Representative Expense Amount separate from its corporate funds, will not use the Company Equityholder Representative Expense Amount for its operating expenses or any other corporate purposes and will not voluntarily make the Company Equityholder Representative Expense Amount available to its creditors in the event of bankruptcy.  Upon the determination of the Company Equityholder Representative that retaining any portion of the Company Equityholder Representative Expense Amount is no longer necessary, the Company Equityholder Representative shall deliver any then remaining portion of the Company Equityholder Representative Expense Amount (the “Company Equityholder Representative Account Payment”) in accordance with Section 1.16.  For Tax purposes, the Company Equityholder Representative Expense Amount will be treated as having been received and voluntarily set aside by the Company Stockholders at the time of Closing.

(d)The Company Equityholder Representative shall act for the Company Equityholders on all of the matters set forth in this Agreement, the Payment Agent Agreement and the Escrow Agreement in the manner that the Company Equityholder Representative believes to be in the best interest of the Company Equityholders.  The Company Equityholder Representative is authorized to act on behalf of the Company Equityholders notwithstanding any dispute or disagreement among the Company Equityholders (or any of them).  In taking any action as Company Equityholder Representative, the Company Equityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Company Equityholder Representative reasonably believes to be authorized thereunto.  The Company Equityholder Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Company Equityholder Representative shall not be liable to any of the Parties or to any Company Equityholder for anything done, omitted or suffered in good faith by the Company Equityholder Representative based on such advice.  The Company Equityholder Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Company Equityholder Representative.  The Company Equityholder Representative will incur no liability of any kind with respect to any action or omission by the Company Equityholder Representative in connection with the Company Equityholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Company Equityholder Representative’s gross negligence or willful misconduct. The Company Equityholders will indemnify, defend and hold harmless the Company Equityholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Company Equityholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Company Equityholder Representative, the Company Equityholder Representative will reimburse the Company Equityholders in the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Company Equityholder Representative by the Company Equityholders, any such Representative Losses may be recovered by the Company Equityholder Representative from (i) the Company Equityholder Representative Expense Amount, (ii) any amounts in the Escrow Fund at such time as any such amounts would otherwise be payable to the Company Equityholders and (iii) any Milestone Consideration at such time as any such amounts would otherwise be payable to the Company Equityholders; provided, that while this section allows the Company Equityholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Company Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Company Equityholder Representative from seeking any remedies available to it against the Company Equityholders at law or otherwise (it being understood that the Company Equityholder Representative shall have no recourse against the Buyer or any of its Affiliates (including the Company) for any such Representative Losses or otherwise). In no event will the Company Equityholder Representative be required to advance its own funds on behalf of the Company Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Company Equityholder Representative under this Section 1.11(d).  The foregoing indemnities will survive the Closing, the resignation or removal of the Company Equityholder Representative or the termination of this Agreement.

(e)The Company Equityholder Representative may resign at any time. In the event the Company Equityholder Representative becomes unable to perform the Company Equityholder Representative’s responsibilities hereunder or resigns from such position, the Company Equityholders (acting by a written instrument signed by those Company Equityholders set forth on Schedule 1.11(e) (the “Representative Committee”) shall select another representative to fill the vacancy of the Company Equityholder Representative within ninety (90) days after such inability to perform or resignation, and such substituted representative shall, upon notice to the Buyer, be deemed to be the Company Equityholder Representative for all purposes of this

Agreement; provided that, if, within ninety (90) days after such inability to perform or resignation, such signed written instrument from the Representative Committee is not obtained, Adam Rosenberg shall be deemed the Company Equityholder Representative until the Representative Committee appoints a successor. The Company Equityholder Representative may be removed only upon delivery of written instrument to the Buyer signed by the Representative Committee appointing a successor Company Equityholder Representative.

(f)For all purposes of this Agreement:

(i)from and after the Effective Time, the Buyer shall be entitled to rely conclusively on the instructions and decisions of the Company Equityholder Representative as to all matters arising under this Agreement, including the settlement of any disputes or claims under this Agreement, or any other actions required or permitted to be taken by the Company Equityholder Representative hereunder, and no Party or any Company Equityholder shall have any cause of action against the Buyer for any action taken by the Buyer in reliance upon the instructions or decisions of the Company Equityholder Representative, absent manifest error;

(ii)the provisions of this Section 1.11 (and the power and authority granted to the Company Equityholder Representative hereunder) are independent and severable, are irrevocable (subject only to Section 1.11(e)) and coupled with an interest sufficient at law to support an irrevocable power and shall be enforceable notwithstanding any rights or remedies that any Company Equityholder may have in connection with the transactions contemplated by this Agreement; and

(iii)the provisions of this Section 1.11 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Equityholder, and any references in this Agreement to a Company Equityholder shall mean and include the successors to the rights of each applicable Company Equityholder hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

1.12Post-Closing Adjustment.  The Closing Merger Consideration shall be adjusted after the Closing as follows:

(a)Within [**] following the Closing Date, the Buyer shall deliver, or cause to be delivered, to the Company Equityholder Representative an unaudited balance sheet of the Company (the “Preliminary Closing Date Balance Sheet”) as of the Closing prepared in accordance with GAAP and in the form and format of Exhibit C, together with the Buyer’s calculation of the Adjustment Amount (and each component thereof) based on the Preliminary Closing Date Balance Sheet.

(b)Subject to the resolution of any disputes pursuant to this Section 1.12, within five (5) Business Days after the determination of the Final Closing Date Balance Sheet (as defined below), (i) if the Adjustment Amount is negative, the Buyer shall be entitled to a payment in an amount equal to the Adjustment Amount, which shall be treated as a downward adjustment to the Closing Merger Consideration for Tax purposes and (ii) if the Adjustment Amount is positive, the Company Equityholders shall be entitled to a payment from the Buyer in an aggregate amount equal to the Adjustment Amount, which shall be treated as an upward adjustment to the Closing Merger Consideration for Tax purposes.

(c)If the Buyer is entitled to a payment pursuant to Section 1.12(b), the Buyer and the Company Equityholder Representative shall, within two (2) Business Days after the determination of the Final Closing Date Balance Sheet, deliver to the Escrow Agent a joint instruction letter signed by each such Party instructing the Escrow Agent to disburse from the Escrow Fund an amount in cash equal to the Adjustment Amount to one or more accounts designated by the Buyer.  If the Adjustment Amount exceeds the available Escrow Fund (as reduced by claims for indemnification pursuant to Article VII which have previously been satisfied from the Escrow Amount), the Company Equityholders shall immediately pay the Buyer their respective Equityholder Pro Rata Share of the amount of such excess.  If the Company Equityholders are entitled to a payment pursuant to Section 1.12(b), the Buyer shall pay the Adjustment Amount in accordance with Section 1.16.

(d)As of the thirtieth (30th) day following the delivery thereof to the Company Equityholder Representative, the Preliminary Closing Date Balance Sheet shall be final, binding and conclusive on the Parties and all Company Equityholders for purposes of this Section 1.12 unless, prior to such thirtieth (30th) day, the Company Equityholder Representative shall have notified the Buyer in writing of each item on the Preliminary Closing Date Balance Sheet disputed by the Company Equityholder Representative, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute.  In the event of such a dispute, the Buyer and the Company Equityholder Representative shall work in good faith to reconcile their differences.  If the Buyer and the Company Equityholder Representative are unable to reach a resolution within twenty (20) days after receipt by the Buyer of the Company Equityholder Representative’s written notice of such dispute, the Buyer and the Company Equityholder Representative shall submit the items remaining in dispute for resolution to the Neutral Accountant, which shall, within thirty (30) days of such submission, determine and report to the Company Equityholder Representative and the Buyer upon such remaining disputed items, and such report shall be final, binding and conclusive on all Parties and the Company Equityholders, absent manifest error.  In resolving any disputed items, the Neutral Accountant shall apply the accounting principles described in Section 1.12(a) and, with respect to each disputed item, the Neutral Accountant shall select a value that is equal to (or between) the respective values presented by the Buyer and the Company Equityholder Representative.  The Neutral Accountant shall act as an expert and not as an arbitrator.  A Preliminary Closing Date Balance Sheet that has either not been challenged, has been reconciled by the Parties, or has been revised by the Neutral Accountant to reflect its determinations pursuant to this Section 1.12, is referred to herein as the “Final Closing Date Balance Sheet” and shall be final, binding and conclusive on all Parties and the Company Equityholders for purposes of this Section 1.12.  The fees and disbursements of the Neutral Accountant shall be allocated equally between the Buyer, on the one hand, and the Company Equityholder Representative (on behalf of the Company Equityholders), on the other hand.  The Parties agree that the procedures set forth in this Section 1.12(d) for resolving disputes with respect to the Preliminary Closing Date Balance Sheet or the calculation of the Adjustment Amount shall be the sole and exclusive procedures for resolving any such disputes, provided that nothing herein shall preclude any Party from instituting litigation in a court of competent jurisdiction to enforce the determination of the Neutral Accountant or any agreement of the Parties with respect to the resolution of any such dispute and nothing herein shall limit or impair any of the Buyer’s rights or remedies under Article VII.

(e)All amounts paid pursuant to this Section 1.12 shall be treated as adjustments to the Aggregate Merger Consideration for all Tax purposes unless otherwise required by Law.

1.13Treatment of Company Options, Company Restricted Shares and Company Warrants.

(a)Company Options.  As of the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested), shall be canceled without any action on the part of any holder of such Company Option in consideration for the right to receive, subject to the execution and delivery by the holder of such Company Option of an Option Surrender Agreement with respect thereto and to any withholding in accordance with Section 1.14, in full satisfaction of the rights of such holder with respect thereto, (i) no later than the first ordinary payroll of the Company the cutoff date for which is at least ten (10) Business Days after the Effective Time, the cash amount (without interest) equal to such Company Option’s Equityholder Pro Rata Share of the Closing Merger Consideration, minus (B) the aggregate exercise price of such Company Option, plus (ii) no later than thirty (30) days after any Future Payment becomes payable in accordance with this Agreement, the cash amount (without interest) equal to such Company Option’s Equityholder Pro Rata Share of such Future Payment.  Prior to the Effective Time, the Company shall take all actions necessary or desirable in connection with the treatment of Company Options contemplated by this Section 1.13(a).

(b)Company Restricted Shares.  As of the Effective Time, any Company Restricted Share that is issued and outstanding as of immediately prior to the Effective Time shall become vested in full and shall be treated in accordance with Section 1.5(a).

(c)Company Warrants.  Prior to the Effective Time, the Company shall take all action necessary to cause the holder of each Company Warrant that is outstanding as of immediately prior to the Effective Time to execute a warrant surrender agreement in the form attached hereto as Exhibit G (a “Warrant Surrender Agreement”).  Each such Company Warrant shall be exercised in full for cash as of immediately prior to the Effective Time in accordance with the terms thereof and the shares issued thereupon shall be treated as Company Shares in accordance with Section 1.5(a).

1.14Withholding Rights.  Notwithstanding anything to the contrary, each of the Buyer and the Surviving Corporation, the Payment Agent and the Escrow Agent will be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any Person, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any other Law.  To the extent that amounts are so deducted or withheld, and paid over to the applicable Governmental Entity, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction or withholding was made.

1.15Milestone Payments. Subject to the terms of this Agreement, including Section 1.15(b) hereof, the Company Equityholders shall be entitled to certain contingent cash payments determined as set forth below (collectively, the “Milestone Consideration”):

(a)Milestone Payments.  The Buyer shall notify the Company Equityholder Representative in writing of the first achievement following the Closing by any member of the Milestone Rights Group of any milestone event set forth below (each, a “Milestone Event”) within [**] after achievement of such Milestone Event, and, subject to Section 1.15(b), a one-time, cash payment in the amount set forth below corresponding to such Milestone Event and the applicable Milestone Product (each, a “Milestone Payment”) shall be paid by the Buyer no later than thirty (30) days following such notification by the Buyer. The Buyer shall pay interest on any Milestone Payment that is not paid on or before the date such payment is due under this this Agreement at an annual rate equal to [**] in effect on the date such payment was required to be made, calculated on the total number of days payment is delinquent (provided that no interest shall accrue on amounts disputed in good faith by the Buyer).

(i)Development Milestone Payments.

Development Milestone Event (each, a “Development Milestone Event”)	Milestone Payment (in U.S. Dollars)
(A) [**]	[**]
(B) [**]	[**]
(C) [**]	[**]
(D) [**]	[**]
(E) [**]	[**]
(F) [**]	[**]
(G) [**]	[**]
(H) [**]	[**]

(ii)Sales Milestone Payments.

Sales Milestone Event (in U.S. Dollars) (each, a “Sales Milestone Event”)	Milestone Payment (in U.S. Dollars)
(A)First achievement by [**] of Worldwide Annual Net Sales of [**]	[**]
(B)First achievement by [**] of Worldwide Annual Net Sales of [**]	[**]
(C)First achievement by [**] of Worldwide Annual Net Sales of [**]	[**]

(b)Certain Conditions.

(i)After the Closing Date, the Buyer will (directly or indirectly through other members of the Milestone Rights Group) use Commercially Reasonable Efforts to [**]. The Buyer will use Commercially Reasonable Efforts to [**].

(ii)[**]. Each of the Milestone Payments shall become payable upon the occurrence of the associated Development Milestone Event or Sales Milestone Event, as applicable, irrespective of the order in which the Development Milestone Event or Sales Milestone Event occur relative to each other. Each Milestone Payment will be non-refundable and non-creditable and not subject to set-off, subject to the rights of the Buyer under Article VII, including Section 7.6.

(iii)[**], the Buyer shall provide the Company Equityholder Representative, by [**].

(iv)The Buyer shall keep, and shall cause the other members of the Milestone Rights Group to keep, adequate books and records of accounting for the purpose of confirming whether any Sales Milestone Event has occurred for a period of [**] following the end of the Calendar Year to which such books and records pertain.

(v)Notwithstanding anything to the contrary in this Agreement, the Buyer, in its sole discretion, will determine whether [**] has been achieved for any Milestone Product for any Indication within [**]; provided that, notwithstanding the Buyer’s determination under subsections (a) and (b) of the definition of [**] based on the definition thereof, should the Buyer later decide to progress such Milestone Product into a [**] for an Indication, such decision will constitute a [**] in such Milestone Product for such Indication.

(vi)No Milestone Payment shall be payable more than once, whether achieved for [**].  For clarity, in the event that more than one of the Sales Milestone Events is achieved for the first time in any Calendar Year, the Buyer shall pay the amount allocated for each Sales Milestone Event so achieved during such Calendar Year.  If a Development Milestone Event for an Indication is skipped but a subsequent Development Milestone Event is achieved by a Milestone Product in such Indication, then all prior unachieved Development Milestone Events that would otherwise have been achieved by such Milestone Product for such Indication will be deemed achieved.  The Buyer will notify the Company Equityholder Representative within [**] of (i) the failure to achieve any Development Milestone Event or (ii) any decision to halt development of [**].

(vii)Each of the Company Equityholders, by his, her or its execution of a Written Consent, an Option Surrender Agreement, a Warrant Surrender Agreement, a Letter of Transmittal and/or receipt of Aggregate Merger Consideration hereunder, acknowledges and agrees that, subject only to Section 1.15(b)(i), (A) the Buyer shall be entitled to conduct the business of the Buyer and its Affiliates (including, after the Closing, the business of the Company and including in each case with respect to the Milestone Products) in a manner that is in the best interests of the Buyer and its and Parent’s stockholders and the Buyer shall have the absolute right and sole and absolute discretion to operate and otherwise make decisions with respect to the conduct of the business of the Buyer and its Affiliates (including, after the Closing, the business of the Company and including in each case with respect to the Milestone Products) and to take or refrain from taking any action with respect thereto; (B) the Buyer or an Affiliate of the Buyer may currently or in the future offer products or services that compete, either directly or indirectly, with the Milestone Products and may make decisions with respect to such products and services that may adversely affect the achievement of one or more of the Milestone Events (including ceasing development of the Milestone Products); and (C) absent a breach by the Buyer of this Agreement, neither the Buyer nor any of its Affiliates shall have any liability whatsoever to any Company Equityholder or any other Person for any claim, loss or damage of any nature that arises out of or relates in any way to any decisions or actions affecting whether or not or the extent to which the Milestone Consideration becomes payable in accordance with this Section 1.15.

(viii)The Buyer’s maximum aggregate liability for any and all breaches by the Buyer of its obligations under this Section 1.15 shall be limited to the unpaid portion, if any, of any Milestone Consideration.  Nothing herein or elsewhere shall constitute a guarantee by the Buyer of the achievement of any or all of the Milestone Events or the payment of any or all of the Milestone Consideration.   Neither the Buyer nor any of its Affiliates or any of its or their respective representatives has made any representation or warranty whatsoever, express or implied, regarding the Milestone Consideration, the Milestone Events or the achievement thereof, and no Person has relied on any projections, estimates, forecasts, business plans or other information provided by the Buyer with respect to any of the foregoing or otherwise.

(ix)The right of any Company Equityholder to receive any amounts with respect to Milestone Consideration (A) shall not be evidenced by a certificate or other instrument, (B) shall not be assignable or otherwise transferable by such Company Equityholder, except by will, intestacy, upon death or by operation of Law, or to an Affiliate of such Company Equityholder for no consideration (provided that, as a condition to such transfer, such transferee agrees to be bound by the transfer restrictions set forth herein), and (C) does not represent any right other than the right to receive the consideration set forth in this Section 1.15.  Any attempted transfer of the right to any amounts with respect to Milestone Consideration by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

(x)Notwithstanding any other provision in this Agreement, the Buyer’s obligations to pay any Milestone Consideration hereunder is subject to Section 7.6.

(c)Subject to Section 1.15(d), the Buyer shall remain responsible for paying any and all Milestone Payments in accordance with this Section 1.15 upon the achievement of the corresponding Development Milestone Event or Sales Milestone Event, whether achieved by the Buyer or any other member of the Milestone Rights Group with respect to rights to develop or commercialize the Milestone Product.

(d)If, at any time after the Closing, the Buyer effects a Divestiture to a third party (the “Transferee”), the Buyer shall: (i) make provision for the Transferee to assume and succeed to the obligations of the Buyer set forth in this Section 1.15 with respect to the applicable Milestone Product(s); and (ii) prior to or simultaneously with the consummation of any such Divestiture, cause such Transferee to provide to the Company Equityholders Representative an instrument of assumption in a reasonable form for the benefit of the Equityholders effecting the assumption and succession described in the foregoing clause (i). [**].

(e)Notwithstanding anything to the contrary in this Agreement, all obligations of Buyer or any member of the Milestone Rights Group set forth in this Section 1.15 shall terminate upon the payment of all Milestone Payments (unless any such obligation otherwise terminates at an earlier time in accordance with this Agreement).

(f)Notwithstanding anything to the contrary set forth in this Agreement, any and all amounts that become payable by the Company or any of its Affiliates (including the Buyer) pursuant to the Broker Obligations with respect to any Milestone Payment shall be deducted from such Milestone Payment and the payment entitlement of the Company Equityholders with respect to such Milestone Payment shall be calculated net of such deduction.

1.16Future Payments; Stockholder Adjustment Payments; Reliance on Allocation Schedule.  Notwithstanding anything to the contrary in this Agreement, (a) if any Future Payment becomes payable under this Agreement to or for the benefit of the Company Stockholders, such Future Payment shall be deposited with the Payment Agent to be distributed to the Company Stockholders in accordance with Section 1.5; (b) if any Stockholder Adjustment Payment becomes payable under this Agreement to or for the benefit of the Company Stockholders, such Stockholder Payment shall be deposited with the Payment Agent to be distributed to the Company Stockholders in accordance with Section 1.5; (c) if any Future Payment becomes payable under this Agreement to or for the benefit of holders of Company Options, such Future Payment shall be deposited with the Surviving Corporation for payment to such holders in accordance with Section 1.13(a); (d) the Payment Agent and the Buyer shall be entitled to rely conclusively on the Allocation Schedule as in effect from time to time; (e) the allocation and distribution of funds in accordance with the Allocation Schedule shall not be subject to any challenge or claim by any Person; and (f) no Person shall have or make any claim against the Payment Agent, the Buyer or any of their respective Affiliates in connection with the Payment Agent’s or the Buyer’s delivery of funds in accordance with the Allocation Schedule.  From time to time after the Effective Time, the Company Equityholder Representative may, with the written agreement of the Buyer, update, correct or otherwise amend or modify the Allocation Schedule in any manner that is consistent with the express provisions of this Article I and the Certificate of Incorporation. As between the Company Equityholders, on the one hand, and the Buyer and the Surviving Corporation, on the other hand, any amounts delivered by the Buyer to any Company Equityholder (or delivered by the Buyer to the Payment Agent for delivery to any Company Equityholder) in accordance with the Allocation

Schedule in effect from time to time shall be deemed for all purposes to have been delivered to the applicable Company Equityholder in full satisfaction of the obligations of the Buyer and the Surviving Corporation under this Article I.

1.17Contingent Consideration.  Any release of amounts from the Escrow Fund to, or any Milestone Payment made to, (i) Company Stockholders with respect to their Company Shares shall be treated as additional purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of foreign, state, or local Law, as appropriate (subject to imputation of interest under Section 483 or Section 1274 of the Code) or (ii) the holders of Company Options (in their capacity as such) shall be treated as compensation as and when received subject to applicable withholding Tax.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer as follows:

2.1Organization, Qualification and Corporate Power.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction listed in Section 2.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for such failures to be so qualified or in good standing that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  The Company has furnished to the Buyer complete and accurate copies of the Certificate of Incorporation and the Company’s By-laws, as amended or restated, in effect prior to the Closing.  The Company is not in default under or in violation of any provision of the Certificate of Incorporation or its By-laws.

2.2Capitalization.

(a)Section 2.2(a) of the Disclosure Schedule sets forth a complete and accurate description of the authorized capital stock of the Company and a complete and accurate list of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder.  Section 2.2(a) of the Disclosure Schedule also indicates all outstanding Company Restricted Shares, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company.  All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.  All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance in all material respects with all applicable federal and state securities Laws. Each class of the Company’s capital stock is entitled to the rights and privileges set forth in the Certificate of Incorporation.

(b)Section 2.2(b) of the Disclosure Schedule sets forth a complete and accurate list of: (i) the number of Company Shares issued to date under the Company Stock Plan, the number of Company Shares subject to outstanding Company Options under the Company Stock Plan and the number of Company Shares reserved for future issuance under the Company Stock Plan, (ii) the names of all holders of outstanding Company Options, indicating with respect to each Company Option the number of Company Shares subject to such Company Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto), (iii) any other outstanding Company equity awards, indicating with respect to each such award the name of the holder thereof, the number and class or series of Company Shares subject to such award, the date of grant, and the vesting schedule, including whether (and to what extent) the award provides for acceleration of the vesting in any way in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, and (iv) the names of all holders of outstanding Company Warrants, indicating with respect to each Company Warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Company Warrant, the exercise price, the date of issuance and the expiration date thereof.  The Company has provided to the Buyer complete and accurate copies of the Company Stock Plan, forms of all stock option agreements evidencing Company Options, forms of all agreements governing Company Restricted Shares and all agreements evidencing Company Warrants.  All of the shares of capital stock of the Company subject to Company Options and Company Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.  All Company Options, awards with respect to Company Restricted Shares and any other equity awards granted by the Company (in each case, whether formerly or currently outstanding) have been granted under and in compliance with the Company Stock Plan and all applicable Laws.

(c)With respect to each Company Option (whether outstanding or previously exercised), each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company’s Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto promptly after the Grant Date.

(d)Except as set forth in Section 2.2(a) or Section 2.2(b) of the Disclosure Schedule, (i) there are no Equity Interests of any class of the Company, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding, (ii) there are no options, warrants, calls, rights, commitments or agreements to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, any Equity Interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such Equity Interests, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, call, right, commitment or agreement, (iii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any Equity

Interests of the Company any evidences of Indebtedness or assets of the Company, and (iv) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Equity Interests or to pay any dividend or to make any other distribution in respect thereof.  Except as set forth in this Section 2.2, the Company does not have (nor has it ever had) any equity compensation or equity-based compensation.

(e)There is no agreement, written or oral, between the Company and any holder of its securities, or, to the best of the Company’s knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of Equity Interests of the Company.

(f)No Person has made or threatened to make any claim against the Company that seeks to assert:  (i) ownership or rights to ownership of any Equity Interests of the Company; (ii) any rights of a stockholder, including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Certificate of Incorporation or the By-laws of the Company, as amended or restated to date; or (iv) any claim that his, her or its Equity Interests have been wrongfully repurchased by the Company.

(g)The Allocation Schedule sets forth a complete and accurate summary of the allocation of the amounts payable (or that may become payable) to the Company Equityholders pursuant to this Agreement.  The allocation of payments set forth on the Allocation Schedule complies with the terms of the Certificate of Incorporation, the By-laws of the Company, the Company Options, the Company Warrants and the Company Stock Plan (and all awards granted thereunder).

2.3Authorization of Transaction.

(a)The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Company is, or at or prior to the Closing will be, a party and to perform its obligations hereunder and thereunder.  The execution and delivery by the Company of this Agreement and each such Ancillary Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have each been duly and validly authorized by all necessary corporate action on the part of the Company.  Without limiting the generality of the foregoing, the Board of Directors of the Company, by the unanimous vote of all directors, (i) declared that the Merger is advisable and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement and the Merger in accordance with the provisions of the DGCL, and (iii) directed that this Agreement and the Merger be submitted to the Company Stockholders for their adoption and approval and resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger.  This Agreement has been (and each such Ancillary Agreement, when executed and delivered by the Company, will be) duly and validly executed and delivered by the Company and constitutes (or when executed and delivered by the Company will constitute) a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (collectively, the “Bankruptcy and Equity Exception”).

(b)At least forty-eight (48) hours prior to the execution and delivery of this Agreement, the Company has delivered to each Company Stockholder a complete and accurate copy of the Consent Solicitation. The Consent Solicitation in the form delivered to the Company Stockholders does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Company makes no representation or warranty regarding any information concerning the Buyer or Merger Sub furnished by the Buyer in writing for inclusion in the Consent Solicitation).

2.4Noncontravention.  Subject to the filing of the Certificate of Merger as required by the DGCL, none of the execution and delivery by the Company of this Agreement, or any Ancillary Agreement to which the Company is, or at or prior to the Closing will be, a party, the performance by the Company of any of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby and thereby, does or will (a) conflict with or violate any provision of the Certificate of Incorporation or the By-laws of the Company, (b) require on the part of the Company any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations or loss of any right or benefit under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Material Contract (as defined below), (d) result in the imposition of any Security Interest (other than a Permitted Interest) upon any assets of the Company or (e) violate any Law applicable to the Company or any of its properties or assets.

2.5Subsidiaries.  The Company does not have, nor has it had, any Subsidiaries.  The Company does not control, nor has it controlled, directly or indirectly, nor does the Company have, nor has it had, any direct or indirect equity participation or similar interest in, any Person.

2.6Financial Statements.  The Company has provided to the Buyer the Financial Statements. The Financial Statements (i) comply as to form with applicable accounting requirements, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and (iii) fairly present the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods indicated, consistent with the books and records of the Company, except that the interim Financial Statements do not include footnotes.  The balance sheet of the Company as of September 30, 2019 is the Company’s last balance sheet regularly prepared by the Company in the Ordinary Course of Business.  The Company is its own Ultimate Parent Entity as that term is defined in 16 C.F.R. Part 801.1(a)(3), is not engaged in manufacturing as that phrase is defined in 16 C.F.R. Part 801.1(j) and has total assets of less than $18,000,000 and annual net sales of less than $180,000,000, as determined in accordance with 16 C.F.R. Part 801.11.

2.7Absence of Certain Changes.  Since [**], (a) the Company has conducted its business in the Ordinary Course of Business, (b) there has not occurred any Company Material Adverse Effect and (c) the Company has not taken any of the following actions:

(i)issued or sold any Equity Interests or other securities of the Company or any options, warrants or rights to acquire any such Equity Interests or other securities, or materially amended any of the terms of (including the vesting of) any Company Options, Company Warrants or agreements governing Company Restricted Shares, or repurchased or redeemed any Equity Interests or other securities of the Company;

(ii)split, combined or reclassified any shares of its Equity Interests; or declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its Equity Interests;

(iii)created, incurred or assumed any Indebtedness; assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or made any loans, advances or capital contributions to, or investments in, any other Person;

(iv)hired any employees or consultants;

(v)(A) adopted, entered into or amended any material employment or severance plan, agreement or arrangement, any Company Plan or terminated the employment of any employee, (B) materially increased the compensation or fringe benefits of, or paid any bonus to, any director, officer, employee or consultant with compensation in excess of [**], (C) amended or accelerated the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Options or Company Restricted Shares, (D) granted any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of equity or equity-based compensation, or removed existing restrictions in any benefit plans or agreements or awards made thereunder; or (E)  taken any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan, other than the payment of premiums due or contributions owed in the Ordinary Course of Business;

(vi)acquired, sold, leased, licensed or disposed of any assets or property (including any Equity Interests in any Subsidiary or any other Person or division thereof);

(vii)mortgaged or pledged any of its property or assets or subjected any such property or assets to any Security Interest (other than a Permitted Interest);

(viii)discharged or satisfied any Security Interest (other than a Permitted Interest) or paid any obligation or liability other than in the Ordinary Course of Business;

(ix)amended the Certificate of Incorporation or its By-laws;

(x)sold, assigned, transferred, licensed or sublicensed any Company Intellectual Property;

(xi)changed the nature or scope of its business or commenced any new business not being ancillary or incidental to its business or taken any action to alter its organizational or management structure;

(xii)changed its accounting methods, principles or practices, except as was required by a generally applicable change in GAAP;

(xiii)made, or amended, any filings with the FDA, EMA or any other Regulatory Authority;

(xiv)commenced, terminated or materially modified any clinical trial (or authorized any third party to do any of the foregoing);

(xv)made or changed any material Tax election, changed an annual accounting period, filed any materially amended Tax Return, entered into any closing agreement, waived or extended any statute of limitations with respect to Taxes, settled or compromised any material Tax liability, claim or assessment, or surrendered any right to claim a refund of Taxes;

(xvi)entered into, amended, terminated, taken or omitted to take any action that would constitute a violation of or default under, or waive any rights under, applicable Law or any Material Contract;

(xvii)made or committed to make any capital expenditure in excess of [**] per item or [**] in the aggregate;

(xviii)instituted or settled any Legal Proceeding;

(xix)taken any action to adversely effect, or failed to take any action necessary to preserve the validity of, any Company Intellectual Property or Permit; or

(xx)agreed in writing or otherwise to take any of the foregoing actions.

2.8Undisclosed Liabilities.  The Company has no liabilities (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Most Recent Balance Sheet, and (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and which are not material in amount or significance.

2.9Tax Matters.

(a)The Company has properly filed on a timely basis (taking into account applicable extensions) all income and other material Tax Returns that it was required to file, and all such Tax Returns are complete and accurate in all material respects.  The Company has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable.

(b)All Taxes that the Company is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and the Company has complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor or other third party.

(c)The Company is not, and has never been, a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns.  The Company (i) does not have any liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any other Person, which Tax is attributable to the operations of the Company on or prior to the Closing Date or an event or transaction occurring before the Closing, and (ii) is not a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement; in each case other than pursuant to a contractual arrangement entered into in the Ordinary Course of Business the principal purpose of which does not relate to Taxes.

(d)The Company has delivered or made available to the Buyer (i) complete and correct copies of all income and other material Tax Returns of the Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of the Company.

(e)No examination or audit or other similar action relating to any Tax Return of the Company by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated.  No deficiencies for Taxes of the Company have been claimed, proposed or assessed in writing by any Governmental Entity that remain unresolved, and, to the Company’s knowledge, none are expected.  The Company has not received a written claim from any jurisdiction in which the Company does not file a Tax Return that the jurisdiction believes that the Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction, in each case which claim has not been resolved. The Company has not (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, or (ii) executed or filed any power of attorney with any taxing authority that is currently still in effect.

(f)The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law), (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date,

(iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(g)The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(h)The Company has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i)There are no Security Interests with respect to Taxes (other than a Permitted Interest) upon any of the assets or properties of the Company.

(j)Section 2.9(j) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company files a Tax Return and each jurisdiction that has sent written notices or other written communications of any kind requesting information relating to the Company’s nexus with such jurisdiction.

(k)The Company is not subject to tax in any foreign country by virtue of having employees, a permanent establishment or other place of business in that country.

(l)Each individual who has acquired or received any Company Restricted Shares has filed a timely election under Section 83(b) of the Code.

(m)The Company has not engaged in a “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state or local Law.  The Company has no disclosure obligations under Section 6662 of the Code.

2.10Assets.

(a)The Company is the true and lawful owner, and has good title to, all of the tangible assets owned or purported to be owned by the Company, free and clear of all Security Interests, except for Permitted Interests. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b)Section 2.10(b) of the Disclosure Schedule lists individually (i) all fixed assets (within the meaning of GAAP) of the Company, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Most Recent Balance Sheet Date, and (ii) all other assets of a tangible nature of the Company whose book value exceeds [**].

(c)Each item of equipment or other asset that the Company has possession of pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner under the applicable lease or contract, the obligations of the Company to such lessor or owner will have been discharged in full.

2.11Real Property.  The Company does not own, and has never owned, any real property.  Section 2.11 of the Disclosure Schedule lists all Leases and lists the term of each Lease, any extension and expansion options, and the rent payable thereunder.  The Company has delivered to the Buyer complete and accurate copies of the Leases.  With respect to each Lease: (i) there are no disputes, oral agreements or forbearance programs in effect as to such Lease; (ii) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and (iii) the Company is not aware of any Security Interest (other than Permitted Interests), easement, covenant or other restriction applicable to the real property subject to such Lease which would reasonably be expected to impair the current uses or the occupancy by the Company of the property subject thereto.

2.12Intellectual Property.

(a)Company Registrations.  Section 2.12(a) of the Disclosure Schedule lists all Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable.  All assignments of Company Registrations to the Company have been properly executed and recorded.  All Company Registrations are valid and enforceable, and all material issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company.

(b)Prosecution Matters.  There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the knowledge of the Company threatened, with respect to any Patent Rights included in the Company Registrations.   The Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company and has made no material misrepresentation in such applications.  The Company has no knowledge of any information that would preclude the Company from having clear title to the Company Registrations or affecting the patentability or enforceability of any Company Registrations.

(c)Ownership; Sufficiency.  Each item of Company Intellectual Property will be owned or available for use by the Buyer, the Surviving Corporation and their respective subsidiaries immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing.  The Company is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Security Interests and any payment obligations to any inventor thereof, except for Permitted Interests, and all joint owners of the Company Owned Intellectual Property are listed in Section 2.12(c) of the Disclosure Schedule.  The Company Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit each Product in the manner contemplated by the Company to be conducted in the future, (ii) to Exploit the Internal Systems as they are currently used and contemplated to be used in the future by the Company, and (iii) otherwise to conduct the Company’s business in the manner currently conducted and contemplated by the Company to be conducted in the future.  Section 2.12(c) of the Disclosure Schedule sets forth a complete and accurate list of all Internal Systems.

(d)Protection Measures.  The Company has taken reasonable measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof.  There has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or (ii) breach of the Company’s security procedures wherein confidential information has been disclosed to a third Person.  All Company Employees and current or former independent contractors of the Company have executed agreements obligating the individual to maintain as confidential all of the Company’s confidential information, including the Company’s trade secrets, as well as confidential information of third parties that such individual may receive.

(e)Infringement by Company.  The sale of [**], if sold as of the date of this Agreement, does not and would not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party.  Section 2.12(e) of the Disclosure Schedule lists any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Company alleging any such infringement, violation or misappropriation; and the Company has provided to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(f)No Restrictions.  None of the Company Intellectual Property is subject to any Legal Proceeding or outstanding order, contract, or stipulation (i) restricting in any manner its use, transfer, or licensing by the Company, (ii) that may affect its validity, use, or enforceability, or (iii) restricting the conduct of the business of the Company in order to accommodate any third party Intellectual Property rights.

(g)Infringement of Company Rights.  To the knowledge of the Company, no Person (including any Company Employee or current or former consultant or independent contractor of the Company) has infringed, violated, misappropriated or used in an unauthorized manner (or is infringing, violating, misappropriating or using in an unauthorized manner), or has disclosed (or is disclosing) in an unauthorized manner any of the Company Owned Intellectual Property or any Company Licensed Intellectual Property.

(h)Outbound IP Agreements.  Section 2.12(h) of the Disclosure Schedule identifies each license, covenant or other agreement pursuant to which the Company has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property (other than immaterial non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business pursuant to which the Company or any of its Affiliates provides a limited, non-exclusive license to a service provider or consultant to use confidential information or Intellectual Property of the Company or any of its Affiliates solely for the purpose of providing the applicable services to the Company or any of its Subsidiaries thereunder). Except for indemnities in favor of consultants of the Company under consulting agreements entered into in the Ordinary Course of Business and made available to the Buyer, the Company has not agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Product or any third party Intellectual Property rights.  The Company is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(i)Inbound IP Agreements.  Section 2.12(i) of the Disclosure Schedule identifies (i) each item of Company Licensed Intellectual Property and the license or agreement pursuant to which the Company Exploits it (other than non-exclusive licenses to commercial off-the-shelf software (A) with a replacement cost and/or aggregate annual license and maintenance fee of less than [**] or (B) with a term of not more than one year) and (ii) each agreement, contract, assignment or other instrument pursuant to which the Company has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property (other than (i) agreements between the Company and its Affiliates on the one hand and service providers or consultants entered into in the Ordinary Course of Business and (ii) agreements between the Company and its Affiliates on the one hand, and their respective employees on the other hand, in the Company’s standard form thereof (a copy of which has been made available to the Buyer) entered into in the Ordinary Course of Business).

(j)Employee, Consultant and Contractor Assignments.  Each Company Employee and each current or former consultant or independent contractor of the Company has executed a valid and binding written agreement expressly assigning to the Company all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such Company Employee’s employment or such independent contractor’s work for the Company, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible. To the Company’s knowledge, no Company Employee or current or former consultant or independent contractor of the Company is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention or similar agreement, contract, company policy, or practice relating in any way to the protection, ownership, development, use or transfer of Company Intellectual Property.

(k)Support and Funding.  Except as described in Section 2.12(k) of the Disclosure Schedule, the Company has not sought, applied for or received any support, funding, resources or assistance from any federal, state, local or foreign Governmental Entity or quasi-governmental agency or other funding source in connection with the Exploitation of any Product, the Internal Systems or any facilities or equipment used in connection therewith.  The Company has complied with all requirements (whether contractual or legal) applicable to the Company in connection with all such support, funding, resources or assistance.  The Company has not applied for any such support, funding, resources or assistance for which it (at the time of application) was not, or is not now, eligible.  Without limitation of the foregoing, the Company has not improperly asserted small, minority, disadvantaged, woman-owned, veteran-owned, disabled-person-owned or any other size-based or socioeconomic status in connection with the application for, or receipt or use of, any such support, funding, resources or assistance. Section 2.12(k) of the Disclosure Schedule sets forth a complete and accurate list of all contracts, agreements and understandings related to any such support, funding, resources or assistance.

(l)No Negative Results.  Neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a breach of or default under any agreement governing any Company Intellectual Property, (ii) an impairment of the rights of the Company in or to any Company Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Security Interest (other than a Permitted Interest) on, any Company Intellectual Property, (iv) the Company, the Buyer or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any agreement governing any Company Intellectual Property, or (v) the Buyer or any of the Buyer’s Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any Person.

(m)Privacy and Data Security.  The Company (and, with respect to the Products, each Person acting for or on behalf of the Company, including any contract research organization conducting any clinical trial for or on behalf of the Company or with respect to any Product) is, and has been, in compliance, in all material respects, with all Laws, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations promulgated thereunder, the European Union General Data Protection Regulation, privacy policies and contractual obligations applicable to the privacy, and the collection, storage, processing, use, transfer, disposal and disclosure, of personally identifiable information, and there has been no incident with respect to personally identifiable information that would require the provision of notice to any Governmental Entity or Person by or on behalf of the Company.  No complaint relating to any actual or alleged improper use or disclosure of, or a breach in the security of, any such information has been made or, to the knowledge of the Company, threatened against the Company or any third party acting on its behalf.

2.13Contracts.

(a)Section 2.13(a) of the Disclosure Schedule lists the following agreements (written or oral) currently in effect (either in whole or in part, including agreements with ongoing post-termination “tails” and ongoing post-termination obligations) to which the Company is a party:

(i)any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of [**] per annum or having a remaining term longer than [**];

(ii)any agreement (or group of related agreements) for the purchase of products or for the receipt of services (A) from any Significant Supplier, (B) which calls for performance over a period of [**], (C) which involves more than [**], or (D) in which the Company has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii)any agreement providing for any royalty, milestone or similar payments by the Company;

(iv)any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(v)any agreement (or group of related agreements) under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness;

(vi)any agreement for the disposition of any significant portion of the assets or business of the Company or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or supplies in the Ordinary Course of Business);

(vii)any (A) independent contractor or consulting agreement with (x) annual compensation in excess of [**] or (y) a term in excess of [**], or (B) employment agreement;

(viii)any agreement, plan, or program providing for severance, retention payments, change in control payments or transaction-based bonuses;

(ix)any agreement with a third party concerning Intellectual Property developments, non-competition and/or non-solicitation;

(x)any settlement agreement or settlement-related agreement (including any agreement in connection with which any employment-related claim is settled);

(xi)any agreement with any professional employer organization or similar arrangements;

(xii)any agreement involving any current or former officer, director or stockholder of the Company or an Affiliate thereof;

(xiii)any agreement which contains any provisions requiring the Company to indemnify any other party;

(xiv)any agreement relating to the research, development, commercialization, clinical trial, manufacturing, distribution, supply, marketing or co-promotion of any products or product candidates (including the Products);

(xv)any agreement that purports to bind or otherwise could bind the Buyer or any of its Affiliates (other than the Company) in a manner (A) prohibiting the Buyer or any such Affiliate from engaging in any business or activities in any geographic area or in any field following the Closing or (B) entitling any third party to receive a license or any other right to Intellectual Property of the Buyer or any such Affiliate following the Closing;

(xvi)any agreement under which the Company is restricted or prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or patients or any class of customers or patients, or otherwise engaging in a material aspect of its business, in any geographic area or in any field, during any period of time or with any Person, or any segment of the market or line of business;

(xvii)any agreement with any Governmental Entity or that relates to the provision of goods or services by any third party to any Governmental Entity; and

(xviii)any other agreement (or group of related agreements) either involving payment obligations of more than [**] or not entered into in the Ordinary Course of Business.

(b)The Company has delivered to the Buyer a complete and accurate copy of (i) each agreement listed (or required to be listed) in Section 2.11, Section 2.12 or Section 2.13 of the Disclosure Schedule (collectively, the “Material Contracts”) and (ii) a complete and accurate list of all signatories to the Company’s standard form of offer letter, and a copy of such standard form of offer letter has heretofore been provided to the Buyer.  With respect to each Material Contract: (A) the agreement is legal, valid, binding and enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception; (B) neither the Company nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or, to the knowledge of the Company, any other party under such agreement; and (C) such agreement will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

2.14Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Company.

2.15Insurance.  Section 2.15 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party, all of which are in full force and effect.  There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy.  All premiums due and payable under all such policies have been paid, the Company may not be liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies.  The Company has no knowledge of any threatened termination of, or premium increase with respect to, any such policy.

2.16Litigation.  There is no Legal Proceeding which is pending or has been threatened against the Company or any of its current or former officers, directors or employees (in their respective capacities as such). There are no judgments, orders or decrees outstanding against the Company or any of its current or former officers, directors or employees (in their respective capacities as such). There is no Legal Proceeding initiated by the Company pending, or which the Company has commenced preparations to initiate, against any other Person.

2.17Employees.

(a)Section 2.17(a)(i) of the Disclosure Schedule contains a list of all current Company Employees, along with, to the extent permitted by applicable Law, the position, date of hire, annual rate of compensation (or with respect to current Company Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), estimated or target annual incentive compensation, and status as exempt/nonexempt of each such person.  Section 2.17(a)(ii) of the Disclosure Schedule sets forth a true and complete list of all bonuses earned by any Company Employee through the Closing Date that are expected to be accrued but unpaid as of the Closing Date and the amounts of accrued vacation or paid time off, accrued sick time, and the amount of such liabilities as of not more than three (3) Business Days prior to the date hereof.  Each current Company Employee is at-will and none of such Company Employees is a party to an employment agreement or contract with the Company.  Each current and former Company Employee has entered into the Company’s standard form of confidentiality, non-competition and non-solicitation agreement, a copy of which has previously been delivered to the Buyer.  All of the agreements referenced in the preceding sentence will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.  To the knowledge of the Company, no Continuing Employee has any plans to terminate employment with the Company.

(b)The Company has not breached or violated in any material respect any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes or as employee versus independent contractor), workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment agreement, independent contractor agreement, or other individual service provider agreement.  No claims, controversies, investigations, audits or other Legal Proceedings are pending or, to the knowledge of the Company, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities.

(c)No charges or complaints are open and pending (or have been settled or otherwise closed) against the Company with the Equal Employment Opportunity Commission or other Governmental Entity regulating the employment or compensation of individuals (or, with respect to discrimination, harassment, retaliation, or similar wrongdoing, pursuant to internal complaint procedures), and no Company Employee has made, during the last three (3) years, a written complaint of discrimination, harassment, retaliation or other similar wrongdoing, nor to the knowledge of the Company, made any oral complaint about the foregoing during the last twelve (12) months.

(d)Section 2.17(d) of the Disclosure Schedule contains a list of all consultants and independent contractors currently engaged by the Company and that have received, or are expected to receive, more than [**] in total cash remuneration during the Calendar Year ended December 31, 2018 or the Calendar Year ending December 31, 2019, along with the position, date of retention and rate of remuneration for each such Person.  Each current and former consultant or independent contractor to the Company is or was while providing services to the Company a party to a written agreement or contract with the Company.  Each such consultant and independent contractor has executed a confidentially agreement or other agreement containing confidentiality provisions in favor of the Company.  The Company has not incurred, and to the knowledge of the Company no circumstances exist under which the Company could incur, any liability arising from the misclassification of employees as consultants or independent contractors, or from the misclassification of consultants or independent contractors as employees.  All persons who have performed services for the Company while classified as independent contractors have satisfied all Laws to be so classified, and the Company has fully and accurately reported their compensation on IRS Forms 1099 or other applicable Tax forms for independent contractors when required to do so.

(e)The Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from Company Employees and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(f)The Company is not nor has it been a party to or bound by any collective bargaining agreement, trade union agreement, industry agreement, works council, employee representative agreement, or information or consultation agreement, and the Company has complied in all material respects with its obligations, if any, to inform, consult with and/or obtain consent from any Company Employees about the transactions contemplated by this Agreement.  The Company has not experienced any actual or threatened strikes, grievances, claims of unfair labor practices, other collective bargaining disputes, organizational efforts, or filings of petition for certification and has no knowledge of any threatened organizational efforts.

(g)The Company has made available to the Buyer a complete and accurate list of all current Company Employees working in the United States who are not citizens or permanent residents of the United States, that indicates visa, work authorization, and green card status and the date their work authorization is scheduled to expire.  All other current Company Employees employed in the United States are citizens or permanent residents of the United States.  The Company neither employs nor has previously employed any individuals outside the United States.

(h)Section 2.17(h)(i) of the Disclosure Schedule contains a complete and accurate list of (A) all of the Company’s written employee handbooks, employment manuals, employment policies and affirmative action plans, and (B) written summaries of all unwritten employment policies.  Section 2.17(h)ii) of the Disclosure Schedule sets forth the policy of the Company with respect to accrued vacation, paid time off, accrued sick time and earned time off.

2.18Employee Benefits.

(a)Section 2.18(a) of the Disclosure Schedule contains a complete and accurate list of all Company Plans.  Complete and accurate copies of (i) all material Company Plans that have been reduced to writing, together with all amendments thereto, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, (iv) the three (3) most recent annual reports filed on IRS Form 5500 and (for all funded plans), (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k) and 401(m) of the Code for the past three (3) years, (vi) all disclosures received by the Company with respect to ERISA Section 408(b)(2) or provided by a Company Plan pursuant to ERISA Section 404(a) and (vii) any non-routine written or electronic communications from or to the IRS, the DOL or any other Governmental Entity with respect to a Company Plan in the last three (3) years (including any voluntary correction submissions), have been made available to the Buyer.  No current or former Company Plan has been subject to non-U.S. Law.

(b)Each Company Plan has been administered in accordance in all material respects with its terms and each of the Company and its ERISA Affiliates has met its obligations with respect to each Company Plan and has timely made all required contributions thereto.  The Company and each Company Plan has been in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws related to Company Plans.  All filings and reports as to each Company Plan required to have been submitted to the IRS or to the DOL have been timely submitted. There is no plan or commitment, whether legally binding or not, to create any additional Company Plans or to modify any existing Company Plans.

(c)There are no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any liability.  No Company Plan is or has been the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(d)All Company Plans that are intended to be qualified under Section 401(a) of the Code have received determination, opinion, or advisory letters from the IRS to the effect that such Company Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or are based on prototype or volume submitter documents that have received such letters, to the knowledge of the Company, no such determination, opinion, or advisory letter has been revoked and revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination, opinion, or advisory letter, or application therefor in any respect, and, to the knowledge of the Company, no act or omission has occurred, that would adversely affect its qualification or increase its cost.  The Company has not incurred and does not reasonably expect to incur, either directly or indirectly, any material liability under Title I of ERISA or related provisions of the Code or applicable local Law relating to any Company Plan.

(e)Neither the Company nor any ERISA Affiliate has ever maintained or contributed or had any actual or potential liability to an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA.  At no time has the Company or any ERISA Affiliate maintained, been obligated to contribute to, or had any actual or potential liability with respect to, any “multiemployer plan” (as defined in ERISA Section 4001(a)(3)).

(f)With respect to the Company Plans, there are no benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted, in accordance with GAAP on the Financial Statements.  The Company has no liability for benefits (contingent or otherwise) under any Company Plan, except as set forth on the Financial Statements.  The assets of each Company Plan that is funded are reported at their fair market value on the books and records of such Company Plan.

(g)All group health plans of the Company comply and have complied in all material respects with the requirements of COBRA, Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act, and any other comparable domestic or foreign Laws.  The Company has not maintained any arrangement for paying or reimbursing medical premiums that would constitute an employer payment plan as described in IRS Notice 2015-17 other than in a manner consistent with applicable Law. The Company does not have any liability or obligation under or with respect to COBRA for its own actions or omissions, or those of any predecessor other than to provide health care continuation coverage to COBRA qualified beneficiaries at their own, and not at the Company’s, expense.  No employee, officer, director or manager, or former employee, officer, director, or manager (or beneficiary of any of the foregoing) of the Company is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as required by applicable Law or as cash severance, and there have been no written or oral commitments inconsistent with the foregoing.

(h)No act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Buyer or the Company to (i) any material fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or any other applicable Law or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan, nor will the transactions contemplated by this Agreement give rise to any such liability.

(i)Each Company Plan (other than bilateral agreements with individuals) is amendable and terminable unilaterally by the Company at any time without liability or expense to the Company or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Company Plan, or in any way limits such action.  The investment vehicles used to fund any Company Plan described in Section 401(k) of the Code may be changed at any time without incurring a sales charge, surrender fee, or other similar expense other than customary charges imposed on transactions within participant-directed accounts.

(j)No Company Plan or other contract, agreement, plan or arrangement covering any one or more individuals contains any provision or is subject to any applicable Law that, in connection with any of the transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, except as required by Law with respect to the termination of any Company Plan pursuant to Section 4.10, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any Indebtedness, (v) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), (vi) promise or provide any Tax gross-ups or indemnification, whether under Sections 409A or 4999 of the Code or otherwise, or (vii) measure any values of benefits on the basis of any of the transactions contemplated hereby.  No stockholder, employee, officer or director of the Company has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.

(k)There are no loans or extensions of credit from the Company to any Company Employee or any independent contractor to the Company (other than advances of business expenses in the Ordinary Course of Business).  There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any Company Employee.

(l)Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and documented at all times in all material respects in compliance with applicable guidance under Code Section 409A. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code.  No stock option or stock appreciation right granted by the Company has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right within the meaning of the Treasury Regulations and other applicable IRS guidance under Section 409A of the Code.  The Company has made available to the Buyer all valuation or similar reports pertaining to the valuation of the Common Shares.  No corrections of violations of Section 409A of the Code have occurred.

2.19Environmental Matters.

(a)The Company is and has been in compliance in all material respects with all applicable Environmental Laws.  There is no pending or, to the knowledge of the Company, threatened Legal Proceeding relating to any Environmental Law involving the Company.

(b)The Company has no liabilities or obligations arising from the release or threatened release of any Materials of Environmental Concern into the environment.

(c)The Company is not a party to or bound by any court order, administrative order, consent order or other agreement entered into in connection with any legal obligation or liability arising under any Environmental Law.

(d)Set forth in Section 2.19(d) of the Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned, occupied or operated by the Company (whether conducted by or on behalf of the Company or a third party, and whether done at the initiative of the Company or directed by a Governmental Entity or other third party) which the Company has possession, access to or which is known to exist.  A complete and accurate copy of each such document has been provided to the Buyer.

(e)The Company is not aware of any environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company.

2.20Legal Compliance.  The Company is currently conducting, and has at all times conducted, its business and operations in compliance in all material respects with each applicable Law, including the FDA Act and applicable implementing regulations, orders, policies and guidance issued by the FDA thereunder. The Company has not received any notice or other communication alleging noncompliance with any applicable Law or of any pending Legal Proceeding relating to any Product or the Company alleging any failure in any material respect to so comply.  There are no restrictions imposed by any Governmental Entity related to any Product or the Company which would restrict or prevent in any material respect the Buyer or the Company from conducting the business of obtaining, developing, marketing, selling or otherwise Exploiting any Product.  The Company has no liability for failure to comply in all material respects with any Law and, to the knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability.  The Company is not conducting and has not conducted any internal investigation with respect to any actual, potential or alleged violation of any Law or any Fraud.

2.21Permits and Regulatory Matters.

(a)Section 2.21(a) of the Disclosure Schedule contains a complete and accurate list of all material Permits held by the Company, including all Permits issued to the Company by the FDA, the EMA or any other Regulatory Authority.  All such Permits held by the Company are validly held by the Company and in full force and effect, and the Company has complied in all material respects with all terms and conditions thereof.  All fees required to have been paid in connection with all such Permits have been paid.  The Company has not received written notice of any Legal Proceeding relating to the revocation or modification in any material respect of any such Permit. The Company holds, and at all times has held, all Permits that are necessary for the Company to conduct its business.

(b)All material filings, declarations, listings, registrations, reports or submissions, including adverse event and other safety reports, required to be filed by the Company with any Regulatory Authority have been filed.  All such filings, declarations, listings, registrations, reports or submissions were when filed, complete and accurate in all material respects and in compliance in all material respects with all applicable Laws, and no material deficiencies have been asserted by any applicable Regulatory Authority with respect to any such filings, declarations, listing, registrations, reports or submissions.  No third party has any right or license to use, access or reference any of the Permits held by the Company, including any Know-How contained in any of the Regulatory Documentation or rights associated with any such regulatory filing.

(c)All preclinical and clinical investigations with respect to any Product are being conducted in compliance in all material respects with all applicable Laws, including Good Clinical Practices (as defined in the FDA Act) and the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations promulgated thereunder, the European Union General Data Protection Regulation, and any applicable state privacy laws.  The Company has not received any  notice from any Regulatory Authority with respect to any clinical or pre-clinical studies or tests concerning any Product and requiring the termination, suspension or material modification of any such studies or tests.  No Person involved in any preclinical and clinical investigations concerning any Product has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar law or authorized by 21 U.S.C. § 335a(b) or any similar law.

(d)The Company has made available to the Buyer complete and correct copies of all Regulatory Documentation.  No Regulatory Documentation contains any material omission or misstatement and all Regulatory Documentation is maintained in accordance with all applicable Laws.

(e)The Company has not, and to the knowledge of the Company, no other Person has on behalf of the Company, made an untrue statement of a material fact to any Regulatory Authority, failed to disclose to any Regulatory Authority any material fact required to be disclosed to such Regulatory Authority, or committed an act, made a statement or failed to make a statement that, at the time such disclosure, action or omission occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy regarding “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Regulatory Authority to invoke any similar policy.  Neither the Company nor any Company Employee or current or former consultant of the Company (or any other current or former representative of the Company acting on the Company’s behalf): (i) is the subject of any pending or threatened investigation by any Regulatory Authority pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy, or similar policy; (ii) has received any notification of any such potential investigation; (iii) has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar law or authorized by 21 U.S.C. Section 335a(b) or any similar law; or (iv) has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar law or program.

(f)The Company has not, and to the Company’s knowledge no other Person has, voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal, safety alert, warning, “dear doctor” letter, market correction, or investigator notice relating to an alleged lack of safety or efficacy, or noncompliance, of any Product.  To the Company’s knowledge, there have been no warning or untitled letters, subpoenas, investigative demands, written inquiries or seizures requested or threatened by any Regulatory Authority relating to any Product.  To the Company’s knowledge, there are no regulatory actions threatened against any party that manufactures any component, ingredient, or material used in manufacturing any Product pursuant to a development, commercialization, manufacturing, supply or other collaboration arrangement with the Company.

(g)Neither the Company nor, to the Company’s knowledge, any other Person has received any notice that any Regulatory Authority has:

(i)commenced, or threatened to initiate, any action to request the recall of any Product;

(ii)commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Product; or

(iii)issued any demand letter, finding of deficiency or non-compliance or adverse inspection report (including any FDA Form 483s, FDA Notices of Adverse Findings, Untitled Letters, or Warning Letters) with respect to any Product or the development, obtainment, market, sale or other Exploitation of any Product.

(h)The development and manufacture of each Product has been and is being conducted in compliance in all material respects with current (i) “good manufacturing practices,” as defined by the FDA, including, as applicable, the FDA’s current Good Manufacturing Practices set forth in 21 C.F.R. Parts 210, 211 and 600, (ii) “good laboratory practices” as defined by the FDA, including, as applicable, the FDA’s current Good Laboratory Practices set forth in 21 C.F.R. Part 58 and (iii) Good Clinical Practices.

(i)The Company has not, and to the Company’s knowledge no other Person has, received any warning letter from the FDA or any other Regulatory Authority regarding inappropriate advertising or marketing of any Product or any notice of any actual or potential violation of Law with respect to advertising or marketing of any Product.

(j)Except for the Products listed in Section 2.21(j) of the Disclosure Schedule, the Company has not developed, manufactured, marketed, distributed, made available, sold or licensed to third parties any product or device.  The Company has not directly or indirectly sold any Product to any third party.

(k)The Company has not produced, designed, tested, manufactured, fabricated or developed “critical technologies” as defined in 31 C.F.R Part 801.204 and in turn is not a “pilot program U.S. business” as defined in 31 C.F.R. Part 801.213.

2.22Unlawful Payments.  The Company is and has at all times been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which the Company has conducted its business (collectively, “Anti-Bribery Laws”).  The Company has not received any notice or other communication that alleges that the Company, or any current or former representatives thereof, was or is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of the Company.  The Company neither has made nor anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws.  None of the Company’s current or former representatives is currently an officer, agent or employee of a Governmental Entity. The Company has not, nor have its current or former representatives, directly or indirectly, offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer of the Company (whether or not owned by a Governmental Entity), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws.

2.23Suppliers.  Section 2.23 of the Disclosure Schedule sets forth a list of each supplier that is the supplier of any significant product or service to the Company.  No such supplier has indicated within the past year that it will stop, or decrease the rate of, supplying products or services to the Company.  No purchase order or commitment of the Company is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

2.24Certain Business Relationships With Affiliates.

(a)No Affiliate of the Company (i) owns any property or right, tangible or intangible, which is used in the business of the Company, (ii) has any claim or cause of action against the Company, (iii) owes any money to, or is owed any money by, the Company, or (iv) is a party to any contract or other arrangement (written or oral) with the Company.

(b)Section 2.24(b) of the Disclosure Schedule describes any commercial transactions or relationships between the Company and any Affiliate thereof which occurred or have existed in the past five (5) years.

2.25Brokers’ Fees.  Section 2.25 of the Disclosure Schedule lists all liabilities or obligations on the part of the Company to any broker, finder or agent with respect to the transactions contemplated by this Agreement (the “Broker Obligations”).

2.26Books and Records.  The minute books and other similar records of the Company contain complete and accurate records of all actions taken at any meetings of the Company’s stockholders, board of directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.  The books and records of the Company accurately reflect the assets, liabilities, business, financial condition and results of operations of the Company in all material respects and have been maintained in accordance with good business and bookkeeping practices.  Section 2.26 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and the names of persons having signature authority with respect thereto or access thereto.

2.27Controls and Procedures.  The Company maintains proper and adequate internal control over financial reporting which provides assurance that (a) transactions are executed with management’s authorization, (b) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets in each case in accordance with GAAP, (c) access to assets of the Company is permitted only in accordance with management’s authorization, (d) the reporting of assets of the Company is compared with existing assets at regular intervals and (e) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

2.28Company Debt.  Section 2.28 of the Disclosure Schedule sets forth a list of all Company Debt, and in each case, the amount and the lender or party owed with respect to such Company Debt.

2.29Disclosure.  To the Company’s knowledge, no representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

2.30No Other Representations and Warranties.  Except for the representations and warranties contained in Article III (including the Schedules and Exhibits to this Agreement), the Company acknowledges that neither the Buyer, Parent, Merger Sub nor any other Person made or shall be deemed to have made any representation or warranty to the Company, express or implied, at Law or in equity, on behalf of the Buyer. Any claims the Company may have for breach of representation or warranty shall be based solely on the representations and warranties of the Buyer and Merger Sub expressly set forth in this Agreement and the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 2.30 or elsewhere in this Agreement, shall, or shall be deemed or construed to, preclude, limit or impair any claim in respect of, relieve any Person of any liability or obligation for, or limit or impair any recourse or remedy of any Person available in respect of, Fraud, whether based on representations or statements set forth in or outside of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB

Each of the Buyer and Merger Sub represents and warrants to the Company as follows:

3.1Organization and Corporate Power.  Each of the Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation.  The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2Merger Sub.  Merger Sub is a wholly owned subsidiary of the Buyer and, since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement and other agreements contemplated by this Agreement to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

3.3Authorization of Transaction.  Each of the Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and any Ancillary Agreement to which the Buyer or the Merger Sub, as applicable, is, or at or prior to the Closing will be, a party, and to perform its obligations hereunder and thereunder.  The execution and delivery by the Buyer and Merger Sub of this Agreement and each such Ancillary Agreement and the consummation by the Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and Merger Sub, respectively, subject only to the adoption of this Agreement or such Ancillary Agreement by the Buyer, as sole stockholder of Merger Sub.  This Agreement has been (and each such Ancillary Agreement, when executed and delivered by the Buyer or Merger Sub, as applicable, will be) duly and validly executed and delivered by the Buyer and Merger Sub and constitutes (or when executed and delivered by the Buyer or Merger Sub, as applicable, will constitute) a valid and binding obligation of the Buyer and Merger Sub, enforceable against them in accordance with its terms.

3.4Noncontravention.  Subject to the filing of the Certificate of Merger as required by the DGCL, neither the execution and delivery by the Buyer or Merger Sub of this Agreement, or any Ancillary Agreement to which the Buyer or Merger Sub, as applicable, is, or at or prior to the Closing will be, a party, nor the consummation by the Buyer or Merger Sub of the transactions contemplated hereby and thereby, does or will (a) conflict with or violate any provision of the respective certificates of incorporation or By-laws of the Buyer or Merger Sub, (b) require on the part of the Buyer or Merger Sub any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations or loss of any right or benefit under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Buyer or Merger Sub is a party or by which the Buyer or Merger Sub is bound or to which any of their respective assets is subject, (d) result in the imposition of any Security Interest (other than a Permitted Interest) upon any assets of the Buyer or Merger Sub or (e) violate any Law applicable to the Buyer or Merger Sub or any of their respective properties or assets, except in each case as has not had and would not reasonably be expected to have a material adverse effect on the ability of the Buyer and Merger Sub to consummate the transactions contemplated by this Agreement.

3.5No Other Representations and Warranties.  Except for the representations and warranties contained in Article II (including the Schedules and Exhibits to this Agreement), the Buyer and Merger Sub acknowledge that neither the Company nor any other Person made or shall be deemed to have made any representation or warranty to the Buyer or Merger Sub, express or implied, at Law or in equity, on behalf of the Company. Any claims the Buyer or Merger Sub may have for breach of representation or warranty shall be based solely on the representations and warranties of the Company expressly set forth in this Agreement and the Ancillary Agreements.  Notwithstanding the foregoing, nothing in this Section 3.5, shall, or shall be deemed or construed to, preclude, limit or impair any claim in respect of, relieve any Person of any liability or obligation for, or limit or impair any recourse or remedy of any Person available in respect of, Fraud, whether based on representations or statements set forth in or outside of this Agreement.

ARTICLE IV
COVENANTS

4.1Closing Efforts.

(a)Each of the Parties (other than the Company Equityholder Representative) shall use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its reasonable best efforts to ensure that, as applicable, (i) its representations and warranties remain true and correct through the Closing and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

(b)Without limitation of the foregoing, the Company shall use its commercially reasonable efforts to obtain, at its expense, all waivers, consents or approvals from other third parties, and to give all notices to such third parties, as are required or desirable in connection with the transactions contemplated by this Agreement, and to obtain releases from all Departing Individuals in form and substance satisfactory to the Buyer.

4.2Operation of Business.  Except as contemplated by this Agreement, during the Pre-Closing Period, the Company shall conduct its operations in the Ordinary Course of Business and in compliance with all applicable Laws, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations promulgated thereunder, the European Union General Data Protection Regulation, and (without limitation of the foregoing) shall maintain all Regulatory Documentation in compliance with all applicable Laws and, to the extent consistent therewith, use its commercially reasonable efforts to continue development [**] in synaptopathies (“Company Development”) up to and including the Closing Date, to continue to conduct all ongoing clinical and pre-clinical trials in accordance with the terms thereof in effect on the date hereof, preserve intact its current business organization, keep its physical assets in good working order and condition, pay its obligations when due, comply with the terms of all material contractual obligations, keep available the services of its current officers and employees and preserve its relationships with suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect.  Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall not, without the prior written consent of the Buyer, take any action which the Company would have been required to disclose pursuant to Section 2.7 of this Agreement if such action had been taken as of or prior to the date hereof (disregarding any disclosure set forth in Section 2.7 of the Disclosure Schedule).

4.3Expenses.  Except as otherwise provided in this Agreement, each of the Parties shall bear its own costs and expenses (including investment banking, legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby (the “Transaction Expenses”).

4.4Section 280G Matters.  Prior to the Closing Date, the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code).  Such vote shall establish the disqualified individual’s right to the payment or other compensation, and the Company shall use commercially reasonable efforts to obtain any required waivers or consents from the disqualified individual prior to the vote.  In addition, the Company shall provide adequate disclosure to the Company Stockholders of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and the regulations promulgated thereunder.  The Buyer and its counsel shall be given the right to review and provide reasonable comments on all documents required to be delivered to the Company Stockholders in connection with such vote and any required disqualified individual waivers or consents within a reasonable period of time before taking such actions, and the Company shall reflect all reasonable comments of the Buyer thereon.  The Buyer and its counsel shall be provided copies of all documents executed by the Company Stockholders and disqualified individuals in connection with the vote.

4.5Access to Information.

(a)During the Pre-Closing Period, the Company shall afford the officers, attorneys, accountants, tax advisors, lenders and other authorized representatives of the Buyer reasonable access during normal business hours to all personnel, offices, properties, books and records of the Company, and shall furnish to the Buyer such financial and operating data and other information as to the business of the Company as the Buyer shall reasonably request. Notwithstanding the foregoing, (A) the Company shall not be required to permit any inspection or other access, or to disclose any information, that would: (i) violate any contractual obligation of the Company in effect as of the date hereof with respect to confidentiality, non-disclosure (including disclosure of trade secrets or other Intellectual Property in violation of such contractual obligations) or privacy; (ii) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine (that cannot be preserved through entry into a customary joint defense agreement); or (iii) result in disclosure of information that the Company is required by Law to keep confidential; provided that, prior to withholding any such information pursuant to this clause (A), the Company shall provide the Buyer with a written notice describing the type of information so withheld and the reason for the withholding thereof; and (B) the Company shall use commercially reasonable efforts to provide the Buyer the access, documents or information sought in a manner that does not violate applicable Law or jeopardize such attorney-client or other privilege or confidentiality. In no event shall the Buyer nor any Persons acting on its behalf communicate with any employee, customer or service provider of the Company without the prior written consent (not to be unreasonably withheld, conditioned or delayed and it being agreed that failure by the Company to respond within 24 hours shall constitute consent) of the Company (electronic mail being sufficient); provided, however, that the Buyer shall not be prohibited from contacting (x) suppliers, distributors or other material business relations of the Company (i) in the Ordinary Course of Business and not related to the Merger or (ii) in connection with obtaining any consent or waiver or providing any notice necessary or desirable in connection with the transactions contemplated hereby, or (y) any employee or consultant of the Company regarding the employment or other service providing relationship of such employee or consultant with the Buyer or any of its Affiliates following the Closing.

(b)During the Pre-Closing Period, within [**] after the end of each calendar month beginning with the first month ending after the date hereof, the Company shall furnish to the Buyer an unaudited statement of operations for such month and a balance sheet as of the end of such month, prepared in accordance with GAAP applied on a basis consistent with the application thereof to the most recent financial statements included in clause (ii) of the definition of Financial Statements (to the extent consistent with GAAP).  Such financial statements shall fairly present the financial condition and results of operations of the Company as of the dates thereof and for the periods covered thereby and shall be consistent with the books and records of the Company.

(c)The Company shall, if reasonably requested by the Buyer, introduce the Buyer to suppliers and service providers of the Company for the purpose of facilitating the post-Closing integration of the Company and their businesses into that of the Buyer.

4.6Product Regulatory Meetings.  During the Pre-Closing Period, (a) the Buyer shall have the right to participate in all meetings, conferences and discussions between the Company or any of its representatives and any Regulatory Authority and all such meetings, conferences and discussions shall be scheduled for dates, times and locations acceptable to the Buyer, to the extent such Regulatory Authority allows the Buyer to so participate and that such participation would not cause the Company to breach any confidentiality obligations it then has to third parties, (b) the Company shall notify the Buyer of any request for any meeting, conference or discussion received by the Company (or any of its representatives) from any Regulatory Authority promptly (and in any event within twenty-four (24) hours) after the Company’s receipt thereof and shall not accept any such request without the prior written consent of the Buyer, and (c) except with the prior written consent of the Buyer, the Company shall not (and it shall cause its representatives not to) request any meeting, conference or discussion with any Regulatory Authority.  The Company will advise the Buyer promptly after it receives any written communication from any Regulatory Authority and shall provide the Buyer a copy of such correspondence and a reasonable opportunity (of not less than ten (10) Business Days) to review and comment upon in advance, any correspondence or filings with any Regulatory Authority, and shall include in such correspondence and filings all comments proposed by the Buyer.

4.7Notification of Certain Matters.  During the Pre-Closing Period, the Company shall promptly deliver to the Buyer notice (including a reasonably detailed description) of any fact, circumstance or development that constitutes (or would reasonably be expected to constitute or result in) any breach of any representation, warranty or covenant set forth herein that would result in the non-satisfaction of any condition set forth in Article VI, any material misstatement in or omission from the Consent Solicitation or the Disclosure Schedule, or the non-satisfaction of any condition set forth in Article VI.  No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty, covenant or condition in this Agreement, the Consent Solicitation or the Disclosure Schedule.

4.8Certain Financial Statements. The Company agrees to cooperate, and to use its commercially reasonable efforts to cause its accountants to cooperate, in providing (a) historical financial information of the Company to Buyer in a manner for Buyer to satisfy its filing obligations with the SEC following the Closing, and (b) any other information reasonably requested by Buyer, in each case in order to comply with the disclosure requirements of Rule 3-05 of Regulation S-X of the Securities Act.

4.9No Solicitation.  The Parties hereby acknowledge and agree that (a) the letter agreement by and between the Company and the Buyer, dated as of October 9, 2019, shall remain in full force and effect until the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1, notwithstanding anything to the contrary set forth therein and (b) the “Expiration Date” as used therein shall be deemed to refer to the first to occur of the Effective Time or date of termination of this Agreement in accordance with Section 8.1.

4.10Termination of 401(k) Plan.  Upon the Buyer’s written request, which request shall be made at least [**] prior to the Closing Date, the Board of Directors of the Company shall adopt resolutions, no later than the day immediately preceding the Closing Date, to terminate the Rodin Therapeutics, Inc. 401(k) Plan as of the day immediately preceding the Closing Date, such resolutions having been provided to the Buyer for the Buyer’s reasonable review and comment at least [**] before such action is taken.

4.11Continuing Employee Matters.

(a)The Company shall use commercially reasonable efforts to ensure that all Continuing Employees shall [**].

(b)As of the Closing Date, [**], (i) the Buyer shall provide, or shall cause one of its Affiliates (including the Surviving Corporation) to provide, each Continuing Employee with [**] and (ii) the Buyer or its Affiliates shall provide the Continuing Employees with [**], provided that the Buyer may also satisfy this provision by [**].  The Buyer shall not be required to [**].

(c)To the extent permitted by the applicable plans and arrangements, the Buyer, the Surviving Corporation and their respective Subsidiaries and Affiliates shall [**].

(d)Nothing in this Section 4.11 (i) is intended to, or shall be construed to, confer upon any Continuing Employee or any other Person other than the Parties to this Agreement any rights or remedies hereunder (including any third party beneficiary rights), or (ii) shall establish, amend or be deemed to establish or amend any Employee Benefit Plan of the Company or any Buyer Plan or other benefit plan, program, policy or arrangement of the Buyer, the Surviving Corporation or any of their respective Affiliates or shall limit the rights of the Company, the Buyer, the Surviving Corporation or any of their respective Affiliates to establish, amend or terminate any Employee Benefit Plan or any other benefit plan, program, policy or arrangement, whether before or after Closing.

4.12Officer and Director Indemnification.  Prior to the Closing, Company shall purchase from its existing liability insurer or another reputable insurer or insurers reasonably satisfactory to the Buyer extended reporting or “tail” coverage with respect to directors and officers insurance for a six-year period from and after the Closing Date for events occurring prior to the Closing Date that is substantially equivalent to and in any event not less favorable in the aggregate than Company’s existing policy (true and complete copies of which have been previously provided to Buyer) or, if substantially equivalent insurance coverage is unavailable, the best available coverage (the “Tail Policy”).  The cost of the foregoing Tail Policy shall be considered a Transaction Expense.

4.13Employee Bonuses.  Prior to the Closing, the Company shall pay the pro-rated portion of 2019 bonuses to persons eligible for a bonus from the Company in 2019, with pro-ration based on the time elapsed from January 1, 2019 through and including the Closing Date.

ARTICLE V
TAX MATTERS

5.1Preparation and Filing of Tax Returns; Payment of Taxes.

(a)The Company, at its expense, shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns of the Company required to be filed (taking into account extensions) on or prior to the Closing Date. Such Tax Returns shall be prepared in a manner consistent with the Company’s past practice, except as required by Law.

(b)The Buyer, at its expense, shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns for the Company that are due after the Closing Date.  Subject to the Buyer’s rights to indemnification under Article VII, the Buyer shall make all payments required with respect to any such Tax Returns.

(c)Any Tax Return to be prepared and filed for taxable periods that include any period before the Closing Date shall be prepared on a basis consistent with the past practice of the Company except to the extent the Buyer makes a  reasonable determination that a position or other method of reporting in such Tax Return is not in accord with applicable Law.  The Buyer shall provide the Company Equityholder Representative with a copy of each proposed income or other material Tax Return including any period prior to the Closing Date (and such additional information regarding such Tax Return as may reasonably be requested by the Company Equityholder Representative) for review and comment at least forty-five (45) days prior to the filing of such Tax Return, if such return shows a Tax due for which the Buyer makes or would reasonably be expected to make an indemnification claim pursuant to Article VII, and the Buyer shall incorporate all reasonable comments of the Company Equityholder Representative with respect to such Tax Returns.

(d)The Company Equityholders severally and not jointly shall pay any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement by such Company Equityholder (collectively, “Transfer Taxes”).  The Company Equityholders will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges and, if required by applicable law, the Buyer will join in the execution of any such Tax Returns and other documentation.

5.2Allocation of Certain Taxes.

(a)The Buyer and the Company shall not take any action, or permit any action to be taken, that may prevent the tax year of the Company from ending for U.S. federal and state income Tax purposes at the end of the day on which the Closing occurs.

(b)The portion of any Taxes for a taxable period beginning before and ending after the Closing allocable to the portion of such period ending on the Closing Date shall be deemed to equal (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property, other than Taxes described in Section 5.1(d), the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period.  For purposes of computing the Taxes attributable to the two portions of a taxable period, the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion.

5.3Cooperation on Tax Matters; Tax Audits.

(a)The Buyer and the Company Equityholders and their respective Affiliates shall cooperate in the preparation of all Tax Returns and the conduct of all Tax audits or other Legal Proceedings relating to the determination of any Tax for any Tax periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information.

(b)The Buyer shall have the right to control any Tax audit, initiate any claim for refund, and contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes with respect to the Company; provided that, with respect to any item the adjustment of which may cause the Company Equityholders to become obligated to make any payment pursuant to this Agreement, the Buyer shall (i) consult with the Company Equityholder Representative with respect to the resolution of any issue that would affect the Company Equityholders, (ii) allow the Company Equityholder Representative to participate in the conduct, defense and resolution of any such issue at the Company Equityholders’ expense, and (iii) not settle any such issue without the consent of the Company Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

5.4Post-Closing Actions.  The Buyer and the Surviving Corporation will not (and will not permit their respective Affiliates to), except initial filings in accordance with Section 5.1, (i) file or amend any Tax Return of the Company with respect to any Pre-Closing Tax Period, (ii) make or change any Tax election or change any method of accounting or adopt any convention that has retroactive effect to any Tax Return of the Company for a Pre-Closing Tax Period, (iii) agree to extend or waive the statute of limitations with respect to Taxes of the Company for a Pre-Closing Tax Period, (iv) initiate discussions or examinations with Governmental Entities regarding Taxes with respect to Pre-Closing Tax Periods, or (v) make any voluntary disclosures with respect to Taxes for Pre-Closing Tax Periods, in each case, if such action could result in an increase in the Tax liabilities of the Company taken into account in determining the Closing Merger Consideration, as finally determined, or could form the basis of a claim for indemnification against the Company Equityholders pursuant to this Agreement, provided, however, that the Buyer may take any such action with the prior written consent of the Company Equityholder Representative, which consent shall not be not be unreasonably withheld, conditioned or delayed.

5.5No Code Section 336 or Section 338 Election.  The Buyer and its Affiliates shall not make any election under Section 336 or Section 338 of the Code (or any similar provision under state, local or foreign Law) with respect to the acquisition of the Company pursuant to this Agreement.

5.6Refunds.  The Company Equityholders shall be entitled to the amount of any refund (or credit for overpayment of Tax in lieu thereof) of all Taxes [**]. Promptly upon receipt of any such Tax refund (or application of such credit), and in no event later than ten (10) Business Days after receipt by the Buyer, the Company, the Surviving Entity or any of their Affiliates, the Buyer will deliver and pay over, or cause to be delivered and paid over, by wire transfer of immediately available funds, such Tax refunds or credits, including any interest thereon, less any required Tax withholding, to the Payment Agent (on behalf of the Company Equityholders for payment to each Company Equityholder of its Equityholder Pro Rata Share of such Tax refunds or credit).  The Buyer will endeavor in good faith, if the Company Equityholder Representative so requests and at the Company Equityholders’ sole expense, to assist the Company Equityholder Representative in obtaining any material refunds or credits to which the Company Equityholders are entitled hereunder unless the Buyer reasonably determines that any such action could give rise to an adverse Tax effect to the Buyer or its Affiliates (including the Company) in a Post-Closing Tax Period. To the extent such refund (or credit) is subsequently disallowed or required to be returned to the applicable taxing authority, the Company Equityholders agree promptly to repay the amount of such refund (or credit), together with any interest, penalties or other additional amounts imposed by such taxing authority, to the Buyer.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1Conditions to Obligations of the Buyer and Merger Sub.  The obligation of each of the Buyer and Merger Sub to consummate the Merger is subject to the satisfaction (or waiver by the Buyer) of the following conditions:

(a)(i) the Written Consent shall have been duly executed by the Required Stockholders and delivered to the Buyer and have become effective in accordance with its terms and (ii) joinder agreements in the form attached hereto as Exhibit H duly executed by (x) Company Stockholders who, combined with Required Stockholders who have signed the Written Consent, hold [**] of the Company Shares, and (y) all of the Company Stockholders listed on Schedule 6.1(a)(ii) who have not executed the Written Consent;

(b)the Company shall have obtained at its own expense (and shall have provided copies thereof to the Buyer) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings, notices and contract terminations, referred to on Schedule 6.1(b);

(c)(i) each of the Fundamental Representations and each of the representations and warranties of the Company that are qualified by reference to materiality, Company Material Adverse Effect or any similar qualification shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date in which case such representations and warranties shall be true and correct in all respects as of such date) and (ii) all representations and warranties of the Company set forth in this Agreement (other than the representations and warranties described in the foregoing clause (i)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date in which case such representations and warranties shall be true and correct in all material respects as of such date);

(d)the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(e)no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction could reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation thereof or (iii) have, individually or in the aggregate, a Company Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(f)since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect;

(g)the Company shall have delivered to the Buyer (i) evidence satisfactory to the Buyer that the employment of any Company Employee, consultant or independent contractor other than a Continuing Employee (the “Departing Individuals”) has been terminated as of prior to the Closing, on terms reasonably satisfactory to the Buyer, and (ii) releases in form and substance satisfactory to the Buyer duly executed by each Departing Individual;

(h)the Company shall have delivered to the Buyer duly executed written instruments releasing any Security Interest (other than any Permitted Interest) on any asset of the Company, and authorizing the filing of UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with any such Security Interest;

(i)the Company shall have delivered to the Buyer and Merger Sub the Pre-Closing Certificate and other items contemplated by Section 1.3(a) in accordance with Section 1.3(a);

(j)the Company shall have delivered to the Buyer and Merger Sub the Company Closing Certificate;

(k)the Company shall have delivered to the Buyer a certificate executed by the Secretary of the Company certifying that attached thereto are (i) a true, complete and correct copy of each of the Certificate of Incorporation and the By-laws of the Company, as in effect on the Closing Date, and, in the case of the Certificate of Incorporation, certified by the Secretary of State of the State of Delaware, (ii) true, complete and correct copies of resolutions unanimously adopted by the Company’s board of directors and stockholders, authorizing the execution and delivery of this Agreement, the transactions contemplated hereby and the performance by the Company of its obligations hereunder, which resolutions have not been modified, rescinded or revoked, and (iii) specimen signatures of the officers of the Company authorized to sign this Agreement on behalf of the Company;

(l)the Company shall have delivered to the Buyer a certificate, issued by the Secretary of State of the State of Delaware and each other jurisdiction in which the Company is qualified to do business, certifying as of a date no more than five (5) Business Days prior to the Closing Date that the Company is in good standing under the Laws of such jurisdiction;

(m)the Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company from such positions as a director or officer, as applicable (other than any such resignations which the Buyer designates, by written notice to the Company, as unnecessary);

(n)if the Buyer has delivered a written request pursuant to Section 4.10, the Company shall have delivered to the Buyer evidence reasonably satisfactory to the Buyer that the Company has terminated the Rodin Therapeutics, Inc. 401(k) Plan in accordance with Section 4.10;

(o)the Company shall have delivered to the Buyer evidence satisfactory to the Buyer that all contracts and other agreements listed on Schedule 6.1(o) have been terminated or amended on terms satisfactory to the Buyer;

(p)the Company shall have delivered to the Buyer a certification in form and substance satisfactory to the Buyer that the Company Shares are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the IRS, in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code;

(q)the Company shall have delivered to the Buyer evidence, in form and substance satisfactory to the Buyer, evidencing the Company’s compliance with Section 4.4;

(r)the Company shall have delivered to the Buyer evidence, in form and substance satisfactory to the Buyer, that all indemnification agreements between the Company and any current or former director or officer of the Company have been terminated without any liability to the Company;

(s)the Buyer shall have received the Escrow Agreement, duly executed by the Company Equityholder Representative;

(t)the Buyer shall have received a duly executed Option Surrender Agreement from each holder of a Company Option;

(u)the Buyer shall have received a duly executed Warrant Surrender Agreement from each holder of a Company Warrant and evidence of an exercise in full for cash for each such Company Warrant;

(v)the Buyer shall have received evidence that the Company has made all payments contemplated by Section 4.13 of this Agreement; and

(w)the Buyer shall have received from the Company the historical financial statements and other information required to be delivered by the Company pursuant to Section 4.8 of this Agreement.

6.2Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction (or waiver by the Company) of the following conditions:

(a)(i) each of the representations and warranties of the Buyer and Merger Sub that are qualified by reference to materiality or any similar qualification shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date in which case such representations and warranties shall be true and correct in all respects as of such date) and (ii) all representations and warranties of the Buyer and Merger Sub set forth in this Agreement (other than the representations and warranties described in the foregoing clause (i)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date in which case such representations and warranties shall be true and correct in all material respects as of such date);

(b)each of the Buyer and Merger Sub shall have performed or complied with in all material respects its respective agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c)no judgment, order, decree, stipulation or injunction shall be in effect that would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation;

(d)the Buyer shall have delivered to the Company the Buyer Closing Certificate; and

(e)the Company shall have received the Escrow Agreement, duly executed by the Buyer and the Escrow Agent.

ARTICLE VII
INDEMNIFICATION

7.1Indemnification by the Company Equityholders.  The Company Stockholders shall, severally based on their respective Stockholder Pro Rata Share and not jointly (except as set forth below), and the holders of Company Options (expressly subject to Section 7.5(j)) shall, defend and indemnify the Buyer in respect of, and hold it harmless against and will compensate and reimburse the Buyer for, any and all Losses incurred or suffered by the Surviving Corporation or the Buyer or any Affiliate thereof following the Closing resulting from, relating to or constituting (irrespective of whether such Losses relate to or arise out of a Third-Party Action):

(a)any inaccuracy in any representation or breach of any warranty of the Company contained in this Agreement or any other agreement or instrument furnished by the Company to the Buyer pursuant to this Agreement, whether as of the date of this Agreement or as of the Closing Date;

(b)any breach or nonperformance of (or noncompliance with) any covenant or agreement of the Company to be performed at or prior to the Closing that is contained in this Agreement;

(c)with respect to a specific Company Stockholder, any failure of such Company Stockholder to have good and valid title to the issued and outstanding Company Shares issued in the name of such Company Stockholder, free and clear of all Security Interests;

(d)any claim by a stockholder or former stockholder of the Company, or any other Person, based upon any actual or alleged: (i) ownership or rights to ownership of any Equity Interests of the Company; (ii) other than the right to receive the amounts payable to such holder pursuant to Article I, any rights of a stockholder or appraisal or dissenters’ rights, including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Certificate of Incorporation or the By-laws of the Company; (iv) any claim based on or arising out of any breach of fiduciary duty by the Company’s board of directors or stockholders; (v) inaccuracies or errors in the Allocation Schedule; or (vi) wrongful repurchase of shares by the Company;

(e)the following Taxes: (i) any Taxes for any taxable period (or portion thereof) ending on or before the Closing Date due and payable by the Company; (ii) any Taxes for which the Company has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date; (iii) any Taxes for which the Company has any liability as a transferee or successor, pursuant to any contractual obligation or otherwise, which Tax is attributable to the operations of the Company on or prior to the Closing Date or an event or transaction occurring before the Closing other than with respect to customary contracts entered into in the Ordinary Course of Business the principal purpose of which is not Taxes; and (iv) any Transfer Taxes for which such Company Stockholder is responsible in accordance with Section 5.1(d); provided that the Buyer shall have no indemnification rights for any Losses in respect of Taxes under this Section 7.1(e) or Section 7.1(a) to the extent any such Losses were taken into account in determining (and decreasing) the Closing Merger Consideration, as finally determined;

(f)any Employee Obligations (except to the extent such Employee Obligations are taken into account in the calculation of the Adjustment Amount);

(g)any Company Debt (except to the extent such Company Debt is taken into account in the calculation of the Adjustment Amount);

(h)any Company Expenses (except to the extent such Company Expenses are taken into account in the calculation of the Adjustment Amount);

(i)any claim for indemnification, exculpation and/or the advancement or reimbursement of expenses by any Person who was an officer or director of the Company or any Subsidiary at any time prior to the Closing, or any claim of a similar nature made by any such Person in any such capacity, in each case made in connection with any matter for which the Buyer is entitled to indemnification hereunder;

(j)any claim by any Departing Individual or former employee from whom the Company has not obtained a release in form and substance reasonably satisfactory to the Buyer arising from or related to such Person’s employment by the Company prior to their termination of employment;

(k)any claim for indemnification by the Escrow Agent under the Escrow Agreement, or the Payment Agent under the Payment Agent Agreement, against the Buyer to the extent resulting from any action or omission of the Company Equityholder Representative;

(l)any amounts payable under the German Employee Inventorship Act with respect to pre-Closing inventions of Company Intellectual Property;

(m)any obligations of the Company pursuant to the Broker Obligations (except, with respect to any payment obligation, to the extent such payment obligation is taken into account in the calculation of the Adjustment Amount or deducted from any Milestone Payment pursuant to Section 1.15(f) of this Agreement); or

(n)any Fraud by or on behalf of the Company or any of its representatives in connection with the transactions contemplated by this Agreement.

7.2Indemnification by the Buyer.  Subject to Section 7.3(g), the Buyer shall defend and indemnify each Company Equityholder in respect of, and hold such Company Equityholder harmless against and will compensate and reimburse such Company Equityholder for, any and all Losses incurred or suffered by such Company Equityholder following the Closing resulting from, relating to or constituting (irrespective of whether such Losses relate to or arise out of a Third-Party Action):

(a)any inaccuracy in any representation or breach of any warranty of the Buyer or Merger Sub contained in this Agreement or any other agreement or instrument furnished by the Buyer or Merger Sub to the Company pursuant to this Agreement, whether as of the date of this Agreement or as of the Closing Date; or

(b)any breach or nonperformance of (or noncompliance with) any covenant or agreement of the Buyer contained in this Agreement.

7.3Indemnification Claims.

(a)The Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Third-Party Action that the Indemnified Party expects may result in a claim for indemnification pursuant to this Article VII.  For purposes of this Agreement, (i) “Indemnifying Party” shall mean (A) in the case of a claim for indemnification by the Buyer, the Company Equityholder Representative on behalf of the Company Equityholders (except for provisions relating to an obligation to make or a right to receive any payments) and (B) in the case of a claim for indemnification by any Company Equityholder, the Buyer and (ii) “Indemnified Party” shall mean (A) in the case of a claim for indemnification against the Buyer, the Company Equityholder Representative on behalf of the applicable Company Equityholder or Company Equityholders (except for provisions relating to an obligation to make or a right to receive any payments) and (B) in all other cases, the Buyer.  Such notification shall be given within twenty (20) calendar days after receipt by the Indemnified Party of notice of such Third-Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third-Party Action and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure.

(b)The Indemnifying Party shall be entitled, at its own and sole expense (and in the case of the Company Equityholder Representative, at the Company Equityholders’ expense), to participate in any defense of such Third-Party Action, or by giving written notice to the Indemnified Party within twenty (20) days after delivery of the written notification described in Section 7.3(a), to assume the defense of any Third-Party Action at the Indemnifying Party’s expense (and in the case of the Company Equityholder Representative, at the Company Equityholders’ expense), and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense (it being understood that, prior to and during such twenty (20)-day period, the Indemnified Party is hereby authorized (but not obligated) to file any motion, answer or other pleading and to take any other action which the Indemnified Party shall deem necessary or appropriate to protect the Indemnified Party’s interests in connection with such Third-Party Action); provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third-Party Action constitute Losses for which the Indemnified Party shall be indemnified fully pursuant to this Article VII, (B) if the Buyer is the Indemnified Party, the ad damnum in such Third-Party Action, taken together with the estimated costs of defense thereof and the Claimed Amount with respect to any unresolved claims for indemnification then pending, is less than or equal to the current balance of the Escrow Fund, and (C) if the Buyer is the Indemnified Party, an adverse resolution of the Third-Party Action would not have a material adverse effect on the goodwill or reputation of the Buyer or the business, operations or future conduct of the Buyer and (ii) if the Buyer is the Indemnified Party, the Company Equityholder Representative may not assume control of the defense of any Third-Party Action involving Taxes, any Governmental Entity or criminal liability or in which equitable relief is sought against the Buyer or any of its Affiliates.  If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third-Party Action, the Indemnified Party shall control such defense.  The Non-controlling Party may participate in such defense at its own expense (in the case of the Company Equityholder Representative, at the Company Equityholders’ expense).  The Controlling Party shall thereafter from time to time promptly provide to the Non-controlling Party copies of all pleadings filed and all orders issued in such Third-Party Action, and shall consult in good faith with the Non-controlling Party at reasonable periodic intervals on matters regarding the defense of such Third-Party Action.  The fees and expenses of counsel to the Indemnified Party with respect to a Third-Party Action shall be considered Losses for purposes of this Agreement if (x) the Indemnified Party controls the defense of such Third-Party Action pursuant to the terms of Section 5.3(b) or this Section 7.3(b) or (y) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third-Party Action (in which case the fees and expenses of counsel to the Indemnified Party will only be considered Losses to the extent they relate to or are incurred as a result of those matters involving such conflicting interests or different defenses).  The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third-Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and imposes no obligation on the Indemnified Party.  Except as provided in Section 7.3(f), the Indemnifying Party shall not be liable for any settlement of, or the entry of any judgment arising from, any such Third-Party Action without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding anything to the contrary in this Agreement, to the extent there is any conflict between the provisions of this Section 7.3(b) and Section 5.3(b) with regard to any Third-Party Action involving Taxes, Section 5.3(b) shall govern.

(c)In order to seek indemnification under this Article VII, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

(d)Within twenty (20) Business Days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive the Claimed Amount or a portion of the Claimed Amount or (ii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.  If no Response is delivered by the Indemnifying Party within such twenty (20)-Business Day period, the Indemnifying Party shall be deemed to have agreed that all of the Claimed Amount is owed to the Indemnified Party.  Acceptance by the Indemnified Party of partial payment of any Claimed Amount shall be without prejudice to its right to claim the balance of any such Claimed Amount.

(e)Except in cases of disputes regarding the determination of the Adjustment Amount (which shall be resolved exclusively in accordance with the procedures set forth in Section 1.12), any Dispute shall be resolved in accordance with Section 10.12.  The Indemnifying Party shall deliver to the Indemnified Party, promptly following the resolution of the Dispute (whether by mutual agreement, arbitration, judicial decision or otherwise), payment of any amount required to be paid to the Indemnified Party consistent with the terms of the resolution of the Dispute.  If the Buyer seeks to enforce any claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Company Equityholder Representative and the Buyer shall deliver to the Escrow Agent, promptly following the resolution of the Dispute (whether by mutual agreement, judicial decision or otherwise), a written notice executed by both Parties instructing the Escrow Agent as to what (if any) portion of the Escrow Fund shall be distributed to the Buyer (which notice shall be consistent with the terms of the resolution of the Dispute).

(f)Notwithstanding the other provisions of this Section 7.3, if a third party asserts (other than by means of a lawsuit) that the Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Losses for which the Indemnified Party may be entitled to indemnification pursuant to this Article VII, and the Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) the Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) the Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VII, and (iii) the Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VII, for any such Losses for which it is entitled to indemnification pursuant to this Article VII (subject to the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VII).

(g)Without limitation of Section 1.11, (i) the Company Equityholder Representative shall have full and exclusive power and authority on behalf of each Company Equityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Equityholders under this Article VII; and (ii) the Company Equityholder Representative shall have no liability to any Company Equityholder for any action taken or omitted on behalf of the Company Equityholders pursuant to this Article VII.  For the avoidance of doubt, no Person other than a Party may assert a claim for indemnification under this Article VII.

7.4Survival of Representations and Warranties.  Each Party’s representations and warranties in this Agreement shall survive the Closing and, except in cases of Fraud, shall expire at 11:59 p.m., Eastern Time, on [**]; provided, however, that the representations and warranties contained in Sections 2.1 (Organization, Qualification and Corporate Power), 2.2 (Capitalization), 2.3(a) (Authorization of Transaction), 2.4(a) (Non-Contravention with Charter Documents), 2.5 (Subsidiaries), 2.9 (Tax Matters), 2.12(c) (Intellectual Property - Ownership), 2.21 (Permits and Regulatory Matters), 2.24 (Certain Business Relationships With Affiliates), 2.25 (Brokers’ Fees) and 2.28 (Company Debt) (collectively, the “Fundamental Representations”) shall survive the Closing until [**].  If an Indemnified Party delivers to the Indemnifying Party, before expiration of a representation or warranty a Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice.  The rights to indemnification set forth in this Article VII shall not be affected by (a) any investigation or due diligence conducted by or on behalf of the Indemnified Party or any knowledge acquired (or capable of being acquired) by the Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant, obligation or otherwise which is the subject of indemnification hereunder or (b) any waiver by the Buyer or Merger Sub of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.  Nothing in this Section 7.4 shall be construed to limit the survival of covenants, agreements and obligations that by their terms are to be performed or observed after the Effective Time or for which another time period is specified in this Agreement. It is the express intent of the Parties hereto that, if the applicable survival period for an item as contemplated by this Section 7.4 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The Parties hereto further acknowledge that the time periods set forth in this Section 7.4 for the assertion of claims under this Agreement are the result of arm’s-length negotiation between the Parties and that they intend for the time periods to be enforced as agreed by the Parties.

7.5Limitations.

(a)Notwithstanding anything to the contrary herein, other than for claims asserting Fraud or breach of any Fundamental Representation, and subject to the provisions of Section 10.14, the Company Equityholders shall not be liable under Section 7.1(a) unless and until the aggregate Losses under Section 7.1(a) for which they or it would otherwise be liable under this Article VII exceed [**] (the “Threshold Amount”) at which point the Company Equityholders shall become liable for all such Losses from the first dollar.

(b)Other than for claims asserting Fraud, or breach of any Fundamental Representation, (a) the aggregate liability of the Company Equityholders under Section 7.1(a) shall not exceed [**] and (b) [**].

(c)Except as expressly set forth herein or in such agreement (including Section 7.5(g)) or document executed by such Company Stockholder in connection with this Agreement, each Company Stockholder shall be liable, severally and not jointly (except to the extent a claim for indemnification under Section 7.1 is satisfied from the available Escrow Fund, in which case the liability of the Company Stockholders shall be joint and several), up to such Company Stockholder’s Stockholder Pro Rata Share of the amount of Losses payable by the Company Stockholders to the Buyer hereunder or in any agreement or document executed by such Company Stockholder in connection with this Agreement, provided that the amount of such Losses recoverable from any Company Stockholder as of any time shall not exceed such Company Stockholder’s Transaction Proceeds actually paid or payable (due to the actual achievement of a Milestone Event) to such Company Stockholder as of such time.

(d)Subject to the provisions of Section 7.5(g) and Section 10.14, from and after the Closing, the remedies set forth in this Article VII shall be the exclusive remedies of the Parties (other than the Company Equityholder Representative) with respect to the transactions contemplated by this Agreement.

(e)No Company Stockholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

(f)Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach of any representation or warranty set forth in Article II or the Company Closing Certificate and (ii) the amount of Losses for which the Buyer may be entitled to indemnification under this Article VII, each such representation or warranty (other than the representations and warranties set forth in Section 2.7 and in Section 2.29) shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Company Material Adverse Effect).

(g)Notwithstanding anything to the contrary in this Agreement (including this Section 7.5), nothing in this Agreement shall limit the Buyer’s rights or remedies under Section 10.14 or the Buyer’s rights or remedies or the liability of any Company Equityholder in claims involving (i) Fraud on the part of such Company Equityholder in connection with the transactions contemplated by this Agreement or (ii) the breach of any covenant or agreement of such Company Equityholder set forth in any agreement or document executed by such Company Equityholder in connection with this Agreement that is to be performed in whole or in part after the Closing; provided, that, except for material and willful breaches or material and intentional breaches by any Company Equityholder, the amount of Losses recoverable from any Company Equityholder for breach of a post-Closing covenant or agreement of such Company Equityholder as of any time shall not exceed such Company Equityholder’s Transaction Proceeds actually paid or payable (due to the actual achievement of a Milestone Event) to such Company Equityholder as of such time.

(h)Notwithstanding anything to the contrary in this Agreement (including this Section 7.5), the Buyer’s maximum aggregate liability for any and all breaches of Section 1.15 by the Buyer shall be limited to the unpaid portion, if any, of any Milestone Consideration.

(i)Any indemnification hereunder for Losses with respect to Taxes shall not include any Losses with respect to Taxes to the extent they arise directly as a result of any breach of the Buyer’s obligations set forth in Section 5.4 or 5.5 or as a result of any transaction of the Buyer or any of its Affiliates not in the Ordinary Course of Business (other than transactions contemplated hereunder) that occurs on the Closing Date but after the Closing.  Notwithstanding anything in this Agreement to the contrary, the Buyer shall not be entitled to any indemnification hereunder (i) for Losses with respect to Taxes for a Post-Closing Tax Period as a result of a breach of a representation or warranty set forth in Section 2.9, with the exception of  Sections 2.9(c), (f) or (l) or (ii) for Losses with respect to the inability of the Buyer or any of its Affiliates (including the Surviving Corporation) to utilize any Tax asset or attribute of the Company (e.g., net operating losses) from a Pre-Closing Tax Period in a Post-Closing Tax Period.

(j)The exclusive means for the Buyer to recover any Losses for which it is entitled to indemnification under Section 7.1 from the holders of Company Options shall be the Buyer’s rights under Section 7.6.

7.6Set-Off Rights.

(a)Subject to the limitations in Sections 7.5 and 7.7, the Buyer shall have the right and is hereby authorized by the Company Equityholders (including for the avoidance of doubt, the holders of all Company Options) at any time and from time to time to withhold from, and set off and apply against, the payment of any and all Milestone Consideration (including, for the avoidance of doubt, the portion thereof payable to holders of Company Options) the amount of any Losses claimed in a Claim Notice delivered by the Buyer hereunder, including the Buyer’s good faith estimate of any Losses identified in such Claim Notice that have not been liquidated (any amount so withheld pursuant to this Section 7.6, the “Set-Off Amount”).

(b)If the Buyer exercises its rights pursuant to Section 7.6(a) and withholds a Set-Off Amount from the payment of any Milestone Consideration, the Buyer shall notify the Company Equityholder Representative thereof in writing (the “Set-Off Notification”) no later than two (2) Business Days after the payment of such Milestone Consideration becomes due and payable pursuant to Section 1.15, which Set-Off Notification shall be accompanied by the applicable Claim Notice.

(c)If the Buyer exercises its rights pursuant to Section 7.6(a) and withholds a Set-Off Amount from the payment of any Milestone Consideration with respect to any Losses specified in a Claim Notice, then promptly following the final resolution of the claim for indemnification set forth in such Claim Notice, the Buyer shall cause the Company Equityholders to be paid the amount, if any, by which the Set-Off Amount exceeds the amount of Losses to which the Buyer has been finally determined to be entitled in connection with such resolution.

7.7Manner of Payment; Release of Escrow.

(a)With respect to any payment that the Company Stockholders are obligated to make to the Buyer pursuant to Article VII (i) first, to the extent there is sufficient amount available in the Escrow Fund, such payment shall be made by release of funds to the Buyer from the Escrow Fund by the Escrow Agent within two (2) Business Days after the date written notice of any sums due and owing is delivered to the Escrow Agent pursuant to the Escrow Agreement by the joint instructions of Company Equityholder Representative and the Buyer, which release shall accordingly reduce the Escrow Fund, and (ii) second, to the extent the Escrow Funds are insufficient to pay any remaining sums due, then the Buyer shall have the option to (A) set off such amount in accordance with Section 7.6 or (B) receive payment from each Company

Stockholder (on a several and not joint basis) by wire transfer of immediately available funds within ten (10) Business Days after the determination of the amount of Losses thereof; provided, that, in the event that at the time that such indemnification payment is due a Milestone Event has occurred but the corresponding Milestone Payment has not been made by the applicable member of the Milestone Rights Group, then the Buyer or any Affiliate thereof shall set off the amount of any such indemnification claim against such Milestone Payment in accordance with Section 7.6.

(b)On [**], the Escrow Agent shall release the then remaining Escrow Fund (to the extent not utilized to pay the Buyer for any indemnification claim) to the Payment Agent (on behalf of the Company Stockholders in accordance with the Allocation Schedule), except that the Escrow Agent shall retain an amount (up to the total amount then-held by the Escrow Agent) equal to the amount of claims for indemnification under this Article VII asserted prior to [**] but which are not yet resolved (“Unresolved Claims”).  The amount of the Escrow Fund retained for Unresolved Claims shall be released by the Escrow Agent (to the extent not utilized to pay the Buyer for any such claims resolved in favor of the Buyer) upon their final and binding resolution in accordance with this Article VII and the Escrow Agreement.

7.8No Duplication.

(a)For purposes of this Agreement, Losses shall be calculated after giving effect to any amounts actually recovered from third parties, including amounts recovered under insurance policies (for the avoidance of doubt, excluding any self-insurance program or similar arrangement) with respect to such Losses, and the net of any costs to recover such amounts.

(b)Any Losses for indemnification under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

7.9Tax Treatment of Indemnification Payments.  All amounts paid under this Article VII shall be treated as adjustments to the Aggregate Merger Consideration for all Tax purposes unless otherwise required by Law.

ARTICLE VIII
TERMINATION

8.1Termination of Agreement.  The Parties may terminate this Agreement prior to the Closing (whether before or after the effectiveness of the Written Consent), as provided below:

(a)the Buyer and Company may terminate this Agreement by mutual written consent;

(b)the Buyer may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before the thirtieth (30th) day following the date hereof by reason of the non-satisfaction of any condition precedent under Section 6.1 (unless the non-occurrence of the Closing results primarily from a breach or nonperformance by the Buyer or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement);

(c)the Company may terminate this Agreement by giving written notice to the Buyer if the Closing shall not have occurred on or before the thirtieth (30th) day following the date hereof by reason of the non-satisfaction of any condition precedent under Section 6.2 (unless the non-occurrence of the Closing results primarily from a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement);

(d)the Buyer may terminate this Agreement by giving written notice to the Company (x) if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.1(c) or 6.1(d) not to be satisfied and (ii) shall not have been cured or waived within [**] following receipt by the Company of written notice of such breach or failure to perform from the Buyer or (y) there shall have occurred a Company Material Adverse Effect; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Buyer if the Buyer or the Merger Sub is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(e)the Company may terminate this Agreement by giving written notice to the Buyer if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer or Merger Sub set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.2(a) or 6.2(b) not to be satisfied and (ii) shall not have been cured or waived within [**] following receipt by the Buyer of written notice of such breach or failure to perform from the Company; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to the Company if the Company is then in material breach of any representation, warranty or covenant set forth in this Agreement.

8.2Effect of Termination.  If any Party terminates this Agreement pursuant to Section 8.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party; provided, however, that, notwithstanding the foregoing, no Party shall be relieved of its liability for any willful breach of this Agreement prior to such termination and the provisions of Section 1.11(d) and this Section 8.2 shall survive any such termination.

ARTICLE IX
DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“[**]” shall mean, [**].

“Adjustment Amount” shall mean the amount equal to the sum of:

(a)Closing Cash, minus Estimated Closing Cash, plus

(b)Closing Net Working Capital, minus Estimated Net Working Capital, plus

(c)the Estimated Company Debt Amount, minus the Company Debt Amount, plus

(d)the Estimated Company Expense Amount, minus the Company Expense Amount, plus

(e)the Estimated Employee Obligations Amount, minus the Employee Obligations Amount.

“Affiliate” shall mean any Person that is or during the period covered by the Financial Statements was an affiliate as defined in Rule 12b-2 under the Exchange Act.

“Aggregate Merger Consideration” shall mean (a) the Closing Merger Consideration, plus (b) the amount of any Future Payments that become payable pursuant to this Agreement plus (c) the amount of any Stockholder Adjustment Payments that become payable pursuant to this Agreement and the Escrow Agreement.

“Agreement” shall have the meaning set forth in the first paragraph of this Agreement.

“Allocation Schedule” shall mean the schedule attached hereto as Exhibit I, setting forth, for each Person who, as of immediately prior to the Effective Time, is a Company Equityholder: (a) such Person’s name and address; (b) the number of shares of Company Common Stock held by such Person (including after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c)); (c) the number of shares of Company Common Stock issuable upon conversion of any shares of Company Preferred Stock held by such Person as of immediately prior to the Effective Time in accordance with the Certificate of Incorporation including after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c)); (d) the number of shares of Company Common Stock issuable upon exercise of each Company Option held by such Person and the exercise price thereof; (e) a calculation of the amount to be paid to such Person to be paid to such Person in respect of Company Shares pursuant to clause (i) of Section 1.5(a) and/or Company Options pursuant to clause (i) of Section 1.13(a); (f) the portion (if any) of any Future Payments that may become payable to such Person under this Agreement; (g) the portion (if any) of any Stockholder Adjustment Payments that may become payable to such Person under this Agreement and the Escrow Agreement; and (h) the portion of any Milestone Payment that may become payable by the Company with respect to such Milestone Payment pursuant to the Broker Obligations, as such schedule may be updated from time to time in accordance with Section 1.3(a) and Section 1.16.

“Ancillary Agreement” shall mean any agreement, certificate, instrument or other document executed and delivered by any Party in connection with the transactions contemplated by this Agreement.

“Anti-Bribery Laws” shall have the meaning set forth in Section 2.22.

“Antitrust Agencies” shall have meaning set forth in Section 4.1(b)(i).

“Associated Rights” shall have the meaning set forth in Section 10.15(a).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 2.3(a).

“Broker Obligations” shall have the meaning set forth in Section 2.25.

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Wilmington, Delaware or Boston, Massachusetts are permitted or required by Law, executive order or governmental decree to remain closed.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Change in Control” shall mean the sale, transfer or other disposition, in one or more transactions, to a third party of all or a majority of the capital stock or assets of the Buyer.

“Buyer Closing Certificate” shall mean a certificate to the effect that each of the conditions specified in Sections 6.2(a) and (b) is satisfied in all respects.

“Buyer Group” shall have the meaning set forth in Section 10.15(a).

“Calendar Year” shall mean the period beginning on January 1 and ending on December 31 of each calendar year.

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate of Incorporation” shall mean the certificate of incorporation of the Company, as amended or restated.

“Certificate of Merger” shall mean the certificate of merger or other appropriate documents prepared and executed in accordance with Section 251(c) of the DGCL.

“Claim Notice” shall mean written notification which contains (a) a description of the Losses incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Losses, to the extent then known, (b) a statement that the Indemnified Party is entitled to indemnification under Article VII for such Losses and a reasonable explanation of the basis therefor, and (c) a demand for payment in the amount of such Losses.

“Claimed Amount” shall mean the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Cash” shall mean the amount of all cash and cash equivalents of the Company (less the amount of outstanding checks and, for the avoidance of doubt, excluding the exercise price of Company Options), as of the Closing, as determined in accordance with GAAP and reflected on the Final Closing Date Balance Sheet.

“Closing Current Assets” shall mean the amount of the current assets of the Company in the asset categories listed on Exhibit C (which, notwithstanding anything to the contrary on Exhibit C, shall exclude all Closing Cash and all Tax assets), as of the Closing, as determined in accordance with GAAP and reflected on the Final Closing Date Balance Sheet.

“Closing Current Liabilities” shall mean the amount of the current liabilities of the Company in the liability categories set forth on Exhibit C, as of the Closing, as determined in accordance with GAAP.  “Closing Current Liabilities” shall exclude (a) Company Expenses, (b) Company Debt and (c) Employee Obligations.

“Closing Date” shall mean the date on which the Closing occurs, which shall be the [**] after the satisfaction or waiver of the conditions set forth in Article VI (other than the delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), or such other day as may be agreed in writing by the Buyer and the Company; provided, however, that, notwithstanding the foregoing, the Buyer shall not be required to effectuate the Closing prior to the [**] after the date of this Agreement (or such earlier date as may be specified by the Buyer in a written notice to the Company).

“Closing Merger Consideration” shall mean (a) $100,000,000, minus (b) the Estimated Company Expense Amount, minus (c) the Estimated Company Debt Amount, minus (d) the Estimated Employee Obligations Amount, plus (f) the amount, which may be a positive or negative number, equal to the Estimated Net Working Capital minus the Target Net Working Capital, plus (g) the Estimated Closing Cash, plus (h) the aggregate exercise price of all Company Options.

“Closing Net Working Capital” shall mean an amount (positive or negative) equal to the (a) Closing Current Assets minus (b) Closing Current Liabilities.  A sample calculation of Closing Net Working Capital is set forth on Exhibit C.

“COBRA” shall mean the requirements for continuation health coverage under Section 601 et seq. of ERISA and Section 4980B of the Code and any comparable state statutes.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” shall mean, with respect to any Milestone Product, such level of efforts required to carry out an obligation normally used by the Buyer for a similar activity with respect to another product or compound of the Buyer that is of market potential and at a stage of development or commercialization, as applicable, similar to that of such Milestone Product, based on conditions then prevailing, and taking into account technical, medical, clinical operations, clinical efficacy, safety, manufacturing and delivery considerations, product labeling or anticipated labeling, the regulatory environment, potential reimbursement issues (including whether or when commercially acceptable price and reimbursement approval is or may be obtained for such Milestone Product), the existence of competitive or potentially competitive products in the marketplace, the strength of the patent and proprietary position of such Milestone Product, the regulatory structure involved, the anticipated profitability of such Milestone Product and all other relevant factors.

“Company” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Certificate” shall mean a certificate representing Company Shares that are issued and outstanding as of immediately prior to the Effective Time.

“Company Closing Certificate” shall mean a certificate to the effect that each of the conditions specified in Section 6.1 is satisfied in all respects.

“Company Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company.

“Company Debt” shall mean the aggregate amount of (a) any Indebtedness of the Company, (b) any guaranties or arrangements having the economic effect of a guaranty by the Company of any Indebtedness of any other Person, (c) [**], and (d) any accrued interest, penalties, prepayment premia or termination costs with respect to any of the foregoing.

“Company Debt Amount” shall mean the amount of all Company Debt as of the Closing (without giving effect to the payment of any Company Debt at the Closing pursuant to Section 1.3(b)(iv)(B)), as determined in accordance with GAAP and reflected on the Final Closing Date Balance Sheet.

“Company Development” shall have the meaning set forth in Section 4.2.

“Company Employee” shall mean any employee (whether current or former) of the Company.

“Company Equityholder Representative” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Equityholder Representative Account Payment” shall have the meaning set forth in Section 1.11(c).

“Company Equityholder Representative Expense Amount” shall mean [**].

“Company Equityholders” shall mean, collectively, all holders of Company Options and all Company Stockholders.

“Company Expense Amount” shall mean the amount of all unpaid Company Expenses as of the Closing (without giving effect to the payment of any Company Expenses at the Closing pursuant to Section 1.3(b)(iv)(A)), as determined in accordance with GAAP and reflected on the Final Closing Date Balance Sheet.

“Company Expenses” shall mean all Transaction Expenses incurred by or on behalf of the Company, together with (a) [**], (b) [**], and (c) all costs and expenses incurred by the Company in connection with the Company Development up to and including the Closing Date. For the avoidance of doubt, Company Expenses shall include all obligations of the Company under the Broker Obligations.

“Company Intellectual Property” shall mean the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Company by any third party.

“Company Material Adverse Effect” shall mean any material adverse change, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate with all other changes, events, circumstances, occurrences, states of facts or developments occurring prior to the determination of a Company Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on: (a) the business, assets, liabilities, financial condition or results of operations of the Company; or (b) the ability of the Company to consummate the transactions contemplated hereby; provided, however, that, for purposes of clause (a), a Company Material Adverse Effect shall not be deemed to include any change, event, circumstance, occurrence, state of facts or development first arising after the date hereof to the extent resulting from: (i) general business or economic conditions, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) changes in GAAP or other international accounting standards (it being understood that this clause (iii) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address compliance with GAAP), (iv) changes in Law (it being understood that this clause (iv) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address compliance with Laws), (v) the taking of, or the failure to take, any action expressly required to be taken by the Company pursuant to this Agreement or any of the other Ancillary Agreements, (vi) the announcement or pendency of the Merger, including any impact thereof on relationships, contractual or otherwise, with suppliers, distributors, partners or employees (it being understood that this clause (vi) does not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences arising from the execution and delivery of this Agreement or the Merger or the performance of obligations under this Agreement), (vii) the identity or business plans of the Buyer or any of its Affiliates, or (viii) any failure by the Company to meet internal projections or forecasts or revenue or earnings predictions for any period (although, subject to the other provisions of this definition, the underlying cause of such failure shall not be excluded) so long as, with respect to clauses (i), (ii), and (iii) such events, circumstances, changes, occurrences, facts or developments do not adversely affect the Company in a materially disproportionate manner relative to similarly situated participants in the industry in which the Company operates.

“Company Option” shall mean an option to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plan.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company, in whole or in part.

“Company Plan” shall mean any Employee Benefit Plan in respect of any employees, independent contractors, directors, officers or stockholders of the Company that is sponsored or maintained by the Company or with respect to which the Company has made or is required to make payments, transfers or contributions or has or may have any actual or potential liability.

“Company Preferred Stock” shall mean the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, the Company Series A-3 Preferred Stock and the Company Series B Preferred Stock.

“Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of the Company, alone or jointly with others.

“Company Restricted Share” shall mean any Company Share that is subject to repurchase or redemption by the Company pursuant to any restricted stock or similar agreement.

“Company Series A-1 Preferred Stock” shall mean the Series A-1 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series A-2 Preferred Stock” shall mean the Series A-2 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series A-3 Preferred Stock” shall mean the Series A-3 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.0001 per share, of the Company.

“Company Share” shall mean a share of Company Series A-1 Preferred Stock, Company Series A-2 Preferred Stock, Company Series A-3 Preferred Stock, Company Series B Preferred Stock or Company Common Stock.

“Company Stock Plan” shall mean the Company’s 2013 Company Stock Option and Grant Plan.

“Company Stockholders” shall mean the holders of record of the Company Shares (other than shares canceled pursuant to Section 1.5(b)) outstanding immediately prior to the Effective Time.

“Company Warrant” shall mean each warrant or other contractual right to purchase or acquire Company Shares; provided, that Company Options shall not be considered Company Warrants.

“Consent Solicitation” shall mean a written information statement that includes (a) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Equityholders, the escrow arrangements and the authority of the Company Equityholder Representative, and a statement that the adoption of this Agreement by the Company Stockholders shall constitute approval of such terms) and (b) a statement that appraisal rights are available for the Company Shares pursuant to the DGCL and a copy thereof.

“Continuing Employees” shall mean each Company Employee named on Schedule 9.1(b) who remains employed with the Company and has accepted the Buyer’s offer of continued employment as of immediately prior to the Closing.

“Controlling Party” shall mean the party controlling the defense of any Third-Party Action.

“Departing Individuals” shall have the meaning set forth in Section 6.1(g).

“Development Milestone Event” shall have the meaning set forth in Section 1.15(a)(i).

“DGCL” shall mean the General Corporation Law of the State of Delaware, as in effect from time to time.

“Disclosure Schedule” shall mean the disclosure schedule provided by the Company to the Buyer on the date hereof, which shall be arranged in sections and subsections that correspond to the sections and subsections of Article II.

“Dispute” shall mean the dispute resulting if the Company Equityholder Representative in a Response disputes the Company Equityholders’ liability for all or part of the Claimed Amount.

“Dissenting Shares” shall mean Company Shares held as of the Effective Time by a Company Stockholder who has not voted such Company Shares in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time.

“Divestiture” (and other correlative terms) means any transaction (other than a Parent Change in Control or Buyer Change in Control) in which all or substantially all of the assets of the Buyer related to a Milestone Product are divested or transferred by any means, including by way of merger, consolidation, asset acquisition or sale, option, license, sublicense, purchase, sale, assignment or other similar transfer.

“Documentation” shall mean, in whatever form, materials, reports, white papers, specifications, designs, flow charts, code listings, instructions, user manuals, laboratory notebooks and other materials, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other documentation or information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end user.

“DOL” shall mean the United States Department of Labor.

“Effective Time” shall mean the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware.

“EMA” shall mean the European Medicines Agency.

“Employee Benefit Plan” shall mean all (i) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (A) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (B) maintained outside the United States or (C) individually negotiated or applicable only to one individual and (ii) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements (except for agreements that provide for at will employment that can be terminated at no cost to the Company or the Buyer and with notice periods of no more than thirty (30) days), severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, sick leave, vacation pay, salary continuation or insurance for disability, consulting, or other compensation arrangements, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Employee Obligations” shall mean any compensation (including accrued and unpaid wages, salaries, bonuses, commissions, expense reimbursement, severance, retention, change in control or similar obligations and accrued and unused personal, sick leave or vacation days) owed to any Company Employee, including all amounts owed by the Company to any Departing Individual and any other severance, change in control and similar payment obligations related to the transactions contemplated by this Agreement even if further contingent on a cessation of employment or the provision of additional services, plus in each case any payroll Taxes of the Company attributable to such compensation, together with any interest or penalties thereon, but in each case excluding the obligations of the Buyer and the Company under any arrangement put into place by the Buyer that becomes effective at or after the Closing.  Employee Obligations shall include any payroll Taxes of the Company due with respect to the payments to holders of Company Options or the vesting of Company Restricted Shares pursuant to Section 1.13.

“Employee Obligations Amount” shall mean the amount of all unpaid Employee Obligations as of the Closing, as determined in accordance with GAAP and reflected on the Final Closing Date Balance Sheet.

“Environmental Law” shall mean any Law relating to the environment, occupational health and safety, or exposure of Persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to:  (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water or noise pollution; (c) surface water, groundwater or soil contamination; (d) the release, threatened release, or accidental release of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the protection of wildlife, marine life and wetlands, and endangered and threatened species; (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other Persons.  As used above, the term “release” shall have the meaning set forth in CERCLA.

“Equity Interest” shall mean, with respect to any Person, (a) any share, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any warrant, purchase right, conversion right, exchange right or other agreement which would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).

“Equityholder Pro Rata Share” shall mean:

(a) with respect to any Company Share or any Company Option, a fraction, (i) the numerator of which is the number of shares of Company Common Stock represented thereby or issuable upon exercise or conversion thereof, in each case as of immediately prior to the Effective Time and after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c), and (ii) the denominator of which is the number of Fully Diluted Shares; and

(b)with respect to any Company Equityholder, a fraction, (i) the numerator of which is the number of shares of Company Common Stock represented by all shares of Company Common Stock held by such Company Equityholder and all shares of Company Common Stock issuable upon exercise or conversion of Company Preferred Stock and Company Options held by such Company Equityholder, in each case as of immediately prior to the Effective Time and after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c), and (ii) the denominator of which is the number of Fully Diluted Shares.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity that is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company.

“Escrow Agent” shall mean SunTrust Bank, as escrow agent pursuant to the Escrow Agreement, or any successor escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” shall mean the Escrow Agreement in the form attached hereto as Exhibit J.

“Escrow Amount” shall mean [**].

“Escrow Fund” shall mean, as of any time, the Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (i) any investment losses thereon incurred prior to such time and (ii) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Estimated Closing Cash” shall have the meaning set forth in Section 1.3(a)(i).

“Estimated Company Debt Amount” shall have the meaning set forth in Section 1.3(a)(i).

“Estimated Company Expense Amount” shall have the meaning set forth in Section 1.3(a)(i).

“Estimated Employee Obligations Amount” shall have the meaning set forth in Section 1.3(a)(i).

“Estimated Net Working Capital” shall have the meaning set forth in Section 1.3(a)(i).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exploit” or “Exploitation” shall mean develop, design, test, modify, make, use, sell, have made, used and sold, import, export, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“FDA” shall mean the United States Food and Drug Administration.

“FDA Act” shall mean the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions, and modifications thereto).

“[**]” shall mean, [**].

“Fraud” means Delaware common law fraud.  For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, or any torts based on negligence.

“Fully Diluted Shares” shall mean a number of Company Shares equal to (a) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 1.5(b)) after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c), plus (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock outstanding as of immediately prior to the Effective Time in accordance with the Certificate of Incorporation, plus (c) the aggregate number of shares of Company Common Stock subject to Company Options outstanding as of immediately prior to the Effective Time.  Fully Diluted Shares shall be deemed to be held by a Company Equityholder to the extent the corresponding Company Shares or Company Options are held by such Company Equityholder as of immediately prior to the Effective Time.

“Final Closing Date Balance Sheet” shall have the meaning set forth in Section 1.12(d).

“Financial Statements” shall mean: (a) the audited balance sheet and statement of operations and cash flows of the Company as of the end of and for each of the last two fiscal years and (b) the Most Recent Balance Sheet and the unaudited statement of operations for the nine (9) months ended as of the Most Recent Balance Sheet Date.

“Fundamental Representations” shall have the meaning set forth in Section 7.4.

“Future Payments” shall mean, collectively, (a) any Adjustment Amount payable by the Buyer pursuant to Section 1.12, plus (b) any portion of the Milestone Consideration that becomes payable pursuant to this Agreement (less (x) any amount payable by the Company pursuant to the Broker Obligations with respect to such Milestone Payment and (y) any Set-Off Amount withheld therefrom pursuant to Section 7.6(a)), plus (c) any portion of a Set-Off Amount that becomes payable by the Buyer pursuant to Section 7.6(c).

“GAAP” shall mean United States generally accepted accounting principles; provided that for purposes of the definition of Net Sales, “GAAP,” with respect to any member of the Milestone Rights Group (other than Parent or any of its Affiliates), shall mean the generally accepted accounting principles applied by such member of the Milestone Rights Group for financial accounting purposes in the Ordinary Course of Business.

“Good Clinical Practices” shall mean good clinical practices, which are the then-current standards, practices, requirements and procedures for clinical trials for drug and biological products, as set forth in the FDA Act or other applicable Law and applicable regulations and guidances, and such standards of good clinical practice as are required by other Regulatory Authorities in countries for which any Product is intended to be developed, to the extent such standards are not less stringent than United States standards, in each case as they may be updated from time to time.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Grant Date” shall have the meaning set forth in Section 2.2(c).

“Guaranteed Obligations” shall have the meaning set forth in Section 10.16.

“Guaranty” shall have the meaning set forth in Section 10.16.

“[**]” shall mean [**].

“Indebtedness” shall mean, without duplication, with respect to any Person (a) all obligations for borrowed money or extensions of credit (including bank overdrafts and advances), (b) all obligations evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the Ordinary Course of Business, (d) all obligations as lessee capitalized in accordance with GAAP, (e) all obligations of others secured by a Security Interest on any asset of such Person, whether or not such obligations are assumed, (f) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, (g) all obligations to reimburse an issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (h) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, (i) all obligations in respect of futures contracts, swaps, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date), and (j) all milestone or similar obligations to any other Person.

“Indemnified Party” shall have the meaning set forth in Section 7.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 7.3(a).

“Indication” means an individual, separate and distinct disease. [**].

“Intellectual Property” shall mean the following subsisting throughout the world:  (a) Patent Rights; (b) Trademarks and all goodwill in the Trademarks; (c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (d) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (e) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” shall mean Patent Rights, applications and registrations for Trademarks, applications and registrations for copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” shall mean the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by the Company in its business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test any Product, whether located on the premises of the Company or hosted at a third party site.

“IRS” shall mean the United States Internal Revenue Service.

“Know-How” shall mean all technology, trade secrets, technical data, manufacturing information, pre-clinical and clinical data, sales data and any other information or experience to the extent related to any of the Products.

“knowledge,” in the context of phrases such as “to the knowledge of the Company” or any phrase of similar import, shall be deemed to refer to the actual knowledge of the officers and senior finance staff members of the Company and the individuals listed on Schedule 9.1(c), as well as any other knowledge which such persons would have possessed had they made reasonable inquiry of appropriate employees and agents of the Company with respect to the matter in question.

“Law” shall mean each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance of any Governmental Entity, including any applicable stock exchange rule or requirement.

“[**]” shall mean, [**].

“Lease” shall mean any lease or sublease pursuant to which the Company leases or subleases to or from another party any real property.

“Legal Proceeding” shall mean any audit, action, suit, proceeding (including administrative proceeding and proceeding before any patent authority), claim, complaint, demand, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator.

“Letter of Transmittal” shall have the meaning set forth in Section 1.10(a).

“Losses” shall mean any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, known or unknown, or due or to become due, or otherwise), judgments, monetary damages, fines, fees, penalties, interest obligations, deficiencies, expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution proceedings relating to a Third-Party Action or an indemnification claim under Article VII); provided, however, that Losses shall include punitive damages only to the extent such damages are awarded by an arbitrator or a court of competent jurisdiction to a third party in connection with a claim by a third party.

“[**]” shall mean [**].

“Materials of Environmental Concern” shall mean any: pollutants or contaminants (as such terms are defined under the Clean Water Act, 33 U.S.C. Section 401 et seq.) or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any Law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” shall mean the merger of Merger Sub with and into the Company in accordance with the terms of this Agreement.

“Merger Sub” shall have the meaning set forth in the first paragraph of this Agreement.

“Milestone Consideration” shall have the meaning set forth in Section 1.15.

“Milestone Event” shall have the meaning set forth in Section 1.15(a).

“Milestone Payment” shall have the meaning set forth in Section 1.15(a).

“Milestone Product” shall mean [**].

“Milestone Rights Group” shall mean [**].

“Most Recent Balance Sheet” shall mean the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” shall mean September 30, 2019.

“[**]” shall mean [**].

“Net Sales” shall mean the sum of (i) and (ii): (i) with respect to any sale of any Milestone Product by Parent or any of its Affiliates, the portion thereof reported or reflected, or to be reported or reflected, as “Product sales, net” in Parent’s financial statements filed with the SEC in reports filed by Parent pursuant to Section 13 or 15(d) of the Exchange Act, or, if Parent is not at the time subject to the reporting requirements of the SEC, the reports that it would be required to file had it been so subject, in each case prepared in accordance with GAAP, consistently applied by Parent, with respect to such sale and (ii) with respect to any sale of any Milestone Product by any member of the Milestone Rights Group (other than Parent or any of its Affiliates), as determined in accordance with GAAP, consistently applied by such member of the Milestone Rights Group, with respect to such sale.

“Neutral Accountant” shall mean a certified public accounting firm of national reputation selected by the Buyer that is not otherwise engaged by the Buyer for audit or other advisory services and reasonably acceptable to the Company Equityholder Representative.

“[**]” shall mean, [**].

“Non-controlling Party” shall mean the party not controlling the defense of any Third-Party Action.

“Option Surrender Agreement” shall mean an option surrender agreement in the form of Exhibit K.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Parent” shall have the meaning set forth in the first paragraph of this Agreement.

“Parent Change in Control” shall mean the sale, transfer or other disposition, in one or more transactions, to a third party of all or a majority of the capital stock or assets of Parent.

“Parties” shall mean the Buyer, Merger Sub, Parent, the Company and the Company Equityholder Representative.

“Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations), the right to claim priority under the Paris Convention or under any similar provision of national law, and the right to sue for past infringement of any of the foregoing.

“Payment Agent” shall have the meaning set forth in Section 1.10(a).

“Payment Agent Agreement” shall have the meaning in Section 1.10(a).

“Per Share Closing Stock Consideration Amount” shall mean, with respect to each Company Share, (a) such Company Share’s Equityholder Pro Rata Share of the Closing Merger Consideration, minus (b) such Company Share’s Stockholder Pro Rata Share of the Escrow Amount, minus (c) such Company Share’s Stockholder Pro Rata Share of the Company Equityholder Representative Expense Amount.

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances, waivers and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Permitted Interest” shall mean (a) mechanics’, carriers’, repairmans’, materialmen’s and similar Security Interests not yet due and payable; (b) Security Interests for Taxes not yet due and payable or which are being contested in good faith and for which appropriate reserves have been established and are reflected on the Financial Statements; (c) purchase money Security Interests and Security Interests securing rental payments under capital lease arrangements; and (d) in the case of owned or leased real property, covenants, conditions, restrictions, easements, survey exceptions, imperfections of title and other similar matters which do not materially detract from the value of, or materially interfere with the present or presently contemplated use of, the property subject thereto or affected thereby.

“Person” shall mean a natural person, partnership (general or limited), corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“[**]” shall mean [**].

“[**]” shall mean [**].

“[**]” shall mean [**].

“[**]” shall mean [**].

“Post-Closing Tax Period” shall mean (a) any taxable period beginning after the Closing Date and (b) the portion of any Straddle Period beginning on the day following the Closing Date and ending on the last day of such Straddle Period.

“Pre-Closing Certificate” shall have the meaning set forth in Section 1.3(a).

“Pre-Closing Period” shall mean the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.

“Pre-Closing Tax Period” shall mean (a) any taxable period ending on or before the Closing Date and (b) the portion of any Straddle Period beginning on the first (1st) day of such Straddle Period and ending on (and including) the Closing Date.

“Preliminary Closing Date Balance Sheet” shall have the meaning set forth in Section 1.12(a).

“Products” shall mean any and all products and product candidates developed, manufactured, marketed, distributed, made available, sold or licensed to third parties by the Company, including such products and product candidates included in the Company Intellectual Property estate.

“Product Patents” shall mean any Patent Right solely owned, exclusively in-licensed or otherwise exclusively controlled by the Company as of the Closing Date, all domestic and foreign Patents that claim priority directly or indirectly, in whole or in part, to any such Patent Rights or from which any such Patent Rights claim priority, no matter when any such Patent Right is filed or issued.

“Protected Communication” shall have the meaning set forth in Section 10.15(a).

“Qualified Subsequent Purchaser” shall mean any Transferee in any Divestiture that [**].

“[**]” shall mean [**].

“Regulatory Authorities” shall mean the FDA, EMA or any other Governmental Entity in another country or jurisdiction that is a counterpart to the FDA and holds responsibility for granting regulatory approval for any Product, or otherwise regulating the research, development or commercialization of any Product, in such country, including the EMA, and any successor(s) thereto.

“Regulatory Documentation” shall mean all applications, registrations, licenses, authorizations, approvals and correspondence submitted to or received from any Governmental Entity (including minutes and official contact reports relating to any communications with any Governmental Entity) and all Documentation and all preclinical studies and other data, relating to any Product in the Company’s possession or control.

“Representative Committee” shall have the meaning set forth in Section 1.11(e).

“Representative Losses” shall have the meaning set forth in Section 1.11(d).

“Required Stockholders” shall have the meaning set forth in the recitals to this Agreement.

“Response” shall mean a written response containing the information provided for in Section 7.3(d).

“Sales Milestone Event” shall have the meaning set forth in Section 1.15(a)(ii).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law).

“Set-Off Amount” shall have the meaning set forth in Section 7.6(a).

“Set-Off Notification” shall have the meaning set forth in Section 7.6(b).

“Significant Supplier” shall mean any supplier of the Company listed or required to be listed in Section 2.23 of the Disclosure Schedule.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Stockholder Adjustment Payments” shall mean, collectively, (a) any portion of the Escrow Fund that may become distributable to Company Stockholders pursuant to this Agreement and the Escrow Agreement, plus (b) any Company Equityholder Representative Account Payment that becomes payable to Company Stockholders pursuant to Section 1.11(c).

“Stockholder Pro Rata Share” shall mean:

(a) with respect to any Company Share, a fraction, (i) the numerator of which is the number of shares of Company Common Stock represented thereby as of immediately prior to the Effective Time and after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c), and (ii) the denominator of which is the number of Fully Diluted Shares held by all Company Stockholders as of immediately prior to the Effective Time minus the aggregate number of shares of Company Common Stock subject to Company Options held by all Company Stockholders and outstanding as of immediately prior to the Effective Time, after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c); and

(b)with respect to any Company Stockholder, including for purposes of determining such Company Stockholder’s share of the liability of the Company Stockholders under Article VII, a fraction, (i) the numerator of which is the number of shares of Company Common Stock represented by all shares of Company Common Stock held by such Company Stockholder and all shares of Company Common Stock issuable upon exercise or conversion of Company Preferred Stock held by such Company Stockholder, in each case as of immediately prior to the Effective Time and after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c), and (ii) the denominator of which is the number of

Fully Diluted Shares held by all Company Stockholders as of immediately prior to the Effective Time minus the aggregate number of shares of Company Common Stock subject to Company Options held by all Company Stockholders and outstanding as of immediately prior to the Effective Time, after giving effect to the exercise in full for cash of the Company Warrants in accordance with Section 1.13(c).

“Straddle Period” shall mean any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“[**]” for purposes of determining the achievement of the Development Milestone Events set forth in Section 1.15(a)(i)(C) and (D) with respect to any Milestone Product shall mean the following: [**].

“Surviving Corporation” shall mean the Company, as the surviving corporation in the Merger.

“Tail Policy” shall have the meaning set forth in Section 4.12.

“Target Group” shall have the meaning set forth in Section 10.15(a).

“Target Net Working Capital” shall mean zero dollars ($0.00).

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or related to any contest or dispute thereof.

“Tax Returns” shall mean any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to (or required to be filed with or submitted to) any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes.

“Third-Party Action” shall mean any Legal Proceeding by a Person other than a Party for which indemnification may be sought by a Party under Article VII.

“Threshold Amount” shall have the meaning set forth in Section 7.5(a).

“Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transaction Expenses” shall have the meaning set forth in Section 4.3.

“Transaction Proceeds” shall mean, with respect to any Company Equityholder as of any time of determination, the portion of the Aggregate Merger Consideration that has been paid or has become payable to such Company Equityholder.

“Transfer Taxes” shall have the meaning set forth in Section 5.1(d).

“Transferee” shall have the meaning set forth in Section 1.15(d).

“Unresolved Claims” shall have the meaning set forth in Section 7.7(b).

“Valid Claim” means (a) a claim of any issued and unexpired Product Patent which has not expired or been disclaimed, revoked, held unenforceable or invalid by a final, unappealable decision of a Governmental Entity and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise or (b) a claim of a pending Product Patent application that has not been (i) cancelled, abandoned or finally disallowed without the possibility of appeal or refiling of such application or (ii) pending for more than [**] since such claim was first presented, in which case such claim shall cease to be considered a Valid Claim unless and until a Patent Right issues that recites such claim.

“Warrant Surrender Agreement” shall have the meaning set forth in Section 1.13(c).

“Worldwide Annual Net Sales” shall mean, with respect to any Milestone Product, the Net Sales generated by sales of such Milestone Product over any given Calendar Year anywhere in the world by the Milestone Rights Group.  For purposes of calculating Worldwide Annual Net Sales as of any date, any such Net Sales generated by any member of the Milestone Rights Group (other than Parent or any of its Affiliates) during the year-to-date period ending as of such date that is expressed in a currency other than United States Dollars shall be converted to United States Dollars using the average of the applicable exchange rate published in The Wall Street Journal on the last Business Day of each full calendar month included within such year-to-date period.

“Written Consent” shall have the meaning set forth in the recitals to this Agreement.

ARTICLE X
MISCELLANEOUS

10.1Press Releases and Announcements.  Neither the Company Equityholder Representative nor, prior to the Effective Time, the Company shall issue any press release or make any public statement relating to the subject matter of this Agreement without the prior written approval of the Buyer. Prior to the Effective Time, the Buyer may issue a press release, styled as a joint press release, relating to the subject matter of this Agreement, provided that the Buyer shall furnish a copy of such press release to the Company prior to the public release thereof and shall consider in good faith the comments of the Company thereon.

10.2Further Assurances; Post-Closing Cooperation.  At any time or from time to time after the Closing, at the request of any Party, the other Parties shall execute and deliver to the requesting Party such other documents and instruments, provide such materials and information and take such other actions as the requesting Party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other Party or Parties to fulfill its or their respective obligations under this Agreement and the transactions contemplated hereby.

10.3Third-Party Beneficiaries.  The terms and provisions of this Agreement are intended solely for the benefit of the Buyer, Merger Sub, the Company, the Company Equityholder Representative and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person.  For the avoidance of doubt, no Person other than a Party may assert any claim or initiate any Legal Proceeding to enforce any provision of this Agreement.

10.4Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the Mutual Confidentiality Agreement, dated [**], between [**] and the Company, as amended [**], shall remain in effect until the Effective Time, at which time it shall expire.

10.5Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties; provided that (a) the Buyer or Merger Sub may (without the consent of the other Parties) assign its rights, interests and obligations hereunder to an Affiliate of the Buyer, as long as the Buyer provides written notice to the Company (prior to the Effective Time) or the Company Equityholder Representative (at or after the Effective Time) of such assignment and such Affiliate thereof agrees in writing to assume and be bound as the Buyer hereunder; provided that no such assignment shall relieve the Buyer of any of its obligations hereunder, (b) the Buyer may (without the consent of the other Parties) assign all of its rights and obligations hereunder to any acquirer in connection with a Parent Change in Control or Buyer Change in Control; provided that no such assignment shall relieve the Buyer’s successor-in-interest of any of Buyers’ obligations hereunder; and (c) the Buyer may (without the consent of the other Parties) assign any or all of its rights and obligations under this Agreement to a Transferee in connection with a Divestiture; provided that no such assignment to a Transferee shall relieve the Buyer of any of its obligations hereunder (except as otherwise provided in Section 1.15(d)).

Any purported assignment of rights or delegation of performance obligations in violation of this Section 10.5 is void.

10.6Counterparts and Facsimile Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile, pdf or DocuSign signature and a facsimile, pdf or DocuSign signature shall constitute an original for all purposes.

10.7Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service, or on the same Business Day (if sent before 2 p.m. local time in the time zone of the recipient’s physical address (as specified below) and otherwise on the next Business Day) if sent by fax or electronic mail with electronic or telephonic confirmation of receipt, in each case to the intended recipient as set forth below:

If to the Company prior to the Closing: Rodin Therapeutics, Inc. 101 Huntington Avenue, Suite 2150 Boston, MA 02116 Attn: Chief Executive Officer Email: [**]	With a copy (which shall not constitute notice) to: Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 Attention: [**] Email: [**]
If to Parent, the Buyer or Merger Sub or (after the Closing) the Company: c/o Alkermes, Inc. 852 Winter St. Waltham, MA 02451 Attn: Chief Legal Officer Email: [**]	With a copy to: Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Attn:Stuart M. Falber, Esq. Joseph B. Conahan, Esq. Fax: [**]

If to the Company Equityholder Representative, or to the Company Equityholders after Closing:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, Colorado 80202

Attention: Managing Director

Email: [**]

Facsimile: [**]

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, or ordinary mail), but no such notice, request, demand, claim or other communication that is given by such other means shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.9Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement at any time in a writing and signed by Buyer and the Company, and, only to the extent affecting the Company Equityholder Representative, the Company Equityholder Representative, if prior to Closing, or Buyer and the Company Equityholder Representative (on behalf of the Company Equityholders), if after Closing; provided, however, that any amendment effected subsequent to the effectiveness of the Written Consent and prior to the Closing shall be subject to any restrictions contained in the DGCL.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the applicable surviving Parties.  No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver.  No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No amendment or waiver effected subsequent to the Closing shall be effective against any Company Equityholder unless such amendment or waiver (a) is signed by the Company Equityholder Representative (acting in accordance with the vote or written consent of the Representative Committee) and (b) either (i) is consented to in writing by such Company Equityholder or (ii) such amendment or waiver applies to all Company Equityholders.

10.10Severability; Invalid Provisions.  If any provision of this Agreement is finally judicially determined to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

10.11Governing Law.  All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

10.12Submission to Jurisdiction.  Subject to Section 1.12(d), each Party (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any Legal Proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such Legal Proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.  Each Party waives any defense of inconvenient forum to the maintenance of any Legal Proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 10.8, except in the case of service on individual Company Equityholders, which shall be served directly on such Company Equityholder. Nothing in this Section 10.12, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law.

10.13WAIVER OF TRIAL BY JURY.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION OR PROCEEDING.

10.14Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the Party seeking such remedy has an adequate remedy at Law or (b) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

10.15Legal Representation

.

(a)Notwithstanding anything to the contrary contained herein, the Parties intend that all communications at or prior to the Closing between or among the Company, Company Equityholder Representative, any member of the Seller Group, or any of them (collectively, the “Target Group”), on the one hand, and any of their attorneys, on the other hand, to the extent relating to the negotiation of this Agreement and any alternative transactions (collectively, the “Protected Communication”) and all associated rights to assert, waive and otherwise administer the attorney-client privilege and right of confidentiality of any member of the Target Group (the “Associated Rights”), will, from and after the Closing, rest exclusively with the Company Equityholder Representative and will not be transferred, assigned, conveyed or delivered, by operation of law or otherwise, to the Buyer or any of its Affiliates or any successor or assign of any of the foregoing (collectively, the “Buyer Group”). Accordingly, the Parties hereby agree that, as of immediately prior to the Closing, for the consideration set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged: (i) all Protected Communication and Associated Rights are, and will be deemed for all purposes, transferred, assigned, conveyed and delivered in full to the Company Equityholder Representative, and (ii) no member of the Buyer Group will have any right, title, interest or benefit in or to any of the Protected Communication or any Associated Rights. Without limiting the foregoing, the Parties acknowledge the decision of the Delaware Chancery Court in Great Hill Equity Partners IV, LP, et al. v. SIG Growth Equity Fund, I, LLP, et al. (Civil Action No. 7905-CS, November 15, 2013) and desire to expressly exclude the Protected Communication and Associated Rights from the assets, rights, privileges and benefits of the Target Group that might otherwise be transferred or assigned to any member of the Buyer Group by operation of law or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer, the Surviving Corporation or any of their respective Subsidiaries and a third party (other than a Party to this Agreement or any of their respective Affiliates) after the Closing, the Surviving Corporation (including on behalf of its Subsidiaries) may assert the attorney-client privilege to prevent disclosure of confidential communications by Goodwin Procter LLP to such third party; provided that neither the Surviving Corporation nor any of its Subsidiaries may waive such privilege without the prior written consent of the Company Equityholder Representative or the Stockholders, as applicable.

(b)The Buyer hereby agrees, on its own behalf and on behalf of the other members of the Buyer Group, from and after the Closing, that the Company Equityholder Representative, at the sole cost and expense of the Company Equityholders [**].  If and to the extent that, at any time from and after the Closing, any member of the Buyer Group will have any right or opportunity to assert or waive an attorney-client privilege or right of confidentiality with respect to any Protected Communication, each member of the Buyer Group will not, and will cause the other members of the Buyer Group not to, waive such privilege or right of confidentiality without the prior written consent of the Company Equityholder Representative (which consent may be withheld, conditioned or delayed in its sole discretion).

10.16Guarantee.  Except as otherwise provided in this Section 10.16, Parent hereby guarantees (the “Guaranty”) all payment obligations of the Buyer to the extent such obligations become due and payable as set forth in this Agreement (the “Guaranteed Obligations”).  This Guaranty is a guaranty of payment, not collection.  The payment obligations of Parent are independent of the payment obligations of the Buyer under this Agreement and a separate action or actions may be brought against Parent.  Except as otherwise provided in this Section 10.16, the Guaranty shall be absolute and unconditional irrespective of (a) any change, restructuring or termination of the existence of the Buyer, (b) any assignment, amendment or modification of any of the Guaranteed Obligations, (c) any settlement or compromise of any of the Guaranteed Obligations, and (d) any suretyship or similar defenses available to a guarantor, whether at equity or in Law.  Notwithstanding the foregoing or anything else to the contrary set forth in this Agreement:  (i) Parent’s obligation to pay or otherwise satisfy any Guaranteed Obligation shall be subject to all of the rights, defenses and limitations that are available to the Buyer pursuant to this Agreement, (ii) the Guaranty shall terminate as to all Guaranteed Obligations at such time as Parent ceases to be an Affiliate of the Buyer, (iii) Parent’s obligations with respect to any Guaranteed Obligation shall terminate at such time as such Guaranteed Obligation becomes an obligation of any Qualified Subsequent Purchaser in accordance with this Agreement, (iv) Parent’s obligations under this Guaranty shall terminate if a Person who becomes the ultimate parent company of the Buyer assumes such obligations in writing and (v) Parent’s obligations under this Guaranty shall terminate upon the payment of all Milestone Payments.  Subject to the foregoing, this Guaranty shall be binding on Parent and its successors and assigns.

10.17Construction.

(a)The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b)Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c)Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

(d)The Parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in the drafting of each provision hereof.  Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any Party but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.

(e)Unless the context of this Agreement otherwise requires, (i) words of either gender or the neuter include the other gender and the neuter, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the words “include,” “includes,” “including” and other similar words shall be deemed to be followed by the phrase “but not limited to,” (v) when a reference is made in this Agreement to any Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated, (vi) for any document or other item to have been “delivered,” “provided” or “made available” to the Buyer on or prior to the date of this Agreement such document or other item must be deposited at least two (2) Business Days prior to the date hereof into the data room heretofore established by the Company, and (vii) all references to “dollars” or “$” shall mean United States dollars.  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless otherwise expressly stated.  When used herein, the terms “third party,” “third-party” or “third parties” refers to any Persons other than the Buyer, Merger Sub, Parent, the Company, the Company Equityholder Representative and their respective Affiliates.

(f)The drafting and negotiation of the representations, warranties, covenants and conditions to the obligations of the Company, the Buyer, Parent and Merger Sub herein reflect compromises, and certain provisions may overlap with other provisions or may address the same or similar subject matters in different ways or for different purposes.  It is the intention of the Parties that, to the extent possible, unless provisions are by their terms mutually exclusive and effect cannot be given to both or all such provisions, (i) the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative, (ii) each representation, warranty, covenant and closing condition in this Agreement shall be given full, separate and independent effect, and (iii) no limitation in or exception to any representation, warranty, covenant or closing condition shall be construed to limit or apply to any other representation, warranty, covenant or closing condition unless such limitation or exception is expressly made applicable to such other representation, warranty, covenant or closing condition.  Subject to Section 7.5(d), all remedies, either under this Agreement or by Law or otherwise afforded, shall be cumulative and not alternative.  Any disclosure in any section of the Disclosure Schedule shall qualify only (i) the representation or warranty in the corresponding section of Article II and (ii) any other representation or warranty in Article II to the extent the relevance of such disclosure to such other representation or warranty is readily apparent to the Buyer based solely on a reading of the text of such disclosure.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ALKERMES, INC.

By:	/s/ Michael J. Landine
Name:	Michael J. Landine
Title:	SVP, Corporate Development

By:	/s/ James M. Frates
Name:	James M. Frates
Title:	SVP, Chief Financial Officer

THINKER MERGER SUB, INC.

By:	/s/ Michael J. Landine
Name:	Michael J. Landine
Title:	President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ALKERMES PLC

By:	/s/ Tom Riordan
Name:	Tom Riordan
Title:	Assistant Secretary

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

RODIN THERAPEUTICS, INC.

By:	/s/ Adam Rosenberg
Name:	Adam Rosenberg
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Company Equityholder Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER